
EQUITY INNS


03056054

Annual Report 2002


HOMEWOOD
SUITES
Hilton
EQUITY INNS, INC.

Residence Inn

ARIS 1-12073
P.E. 12-31-02
APR 16 2003


PROCESSED
APR 17 2003
THOMSON
FINANCIAL




COURTYARD.



div

Equity Inns, Inc. Financial and Hotel Operating Highlights

Financial Data

	Year Ended December 31, 2002	2001
Revenues	$241.2 million	$226.1 million
Net income/(loss)	(67,700)	3.6 million
Funds from operations (1)	40.9 million	47.8 million
Net income per share, basic and diluted	0.00	0.10
Funds from operations per share and Unit (2)	1.00	1.26
Dividends per common share	0.51	0.75
Investment in hotels, net	740.1 million	751.9 million

(1) Industry analysts generally consider funds from operations to be an appropriate measure of the performance of an equity REIT. Funds from operations is defined as income before minority interest of unit holders in the Partnership plus certain non-cash items, such as depreciation and gain (loss) on sale of hotel properties, plus certain non-recurring items.

(2) Funds from operations per share is computed as funds from operations divided by the weighted number of outstanding shares of common stock and units of the Partnership.

Equity Inns Hotel Manager's Diversity



Interstate Hotels
52
Hilton Hotels
20
Prime Hospitality
19
Crestline Hotels & Resorts
3
Waterford Hotel Group
2
Wright Properties
1
0
10
20
30
40
50
60

Hotel Operating Data

	Year Ended December 31, 2002*	2001*	Change
Revenue per Available Room (RevPAR)	$51.14	$52.23	(2.1)%
Occupancy	66.3%	65.5%	1.2 %
Average Daily Rate	$77.16	$79.79	(3.3)%

*Comparable basis for 96 hotels open both full years

RevPAR Changes for 2001 and 2002 Industry vs. Equity Inns



10%
5%
0%
-5%
-10%
-15%
-20%
1st Qtr 2001
2nd Qtr 2001
3rd Qtr 2001
4th Qtr 2001
1st Qtr 2002
2nd Qtr 2002
3rd Qtr 2002
4th Qtr 2002
Industry
ENN

Equity Inns REVPAR has outperformed the lodging industry the past two years. Additionally, the Company's change in REVPAR has been more consistent and less volatile.

Corporate Profile

Equity Inns, Inc. is a Memphis-based, self-advised real estate investment trust (REIT) and is the largest REIT focused on the upscale extended stay, all-suite and midscale limited service segments of the hotel industry. At year-end 2002, the Company owned a geographically diverse portfolio of 97 hotels with more than 12,400 rooms, located in 34 states. The company's hotels are franchised primarily by Marriott, Hilton and Prime Hospitality and include the following leading brands: Homewood Suites and Hampton Inn by Hilton; Residence Inn by Marriott and AmeriSuites by Prime Hospitality.



LETTER TO SHAREHOLDERS

Despite the economic uncertainty, Equity Inns was able to gain share in our key markets and used 2002 as a stepping-stone to improve performance.

During the past year, we stabilized our portfolio as we focused on driving occupancy and as a result we were able to improve ADR in roughly 50% of our properties toward year-end. Furthermore, we are proud that Equity Inns outperformed the industry in year-over-year revenue per available room (RevPAR) comparisons for the second year in a row.

For 2002, Equity Inn's RevPAR was down 2.1% compared to an industry-wide decrease of 2.5%. We believe our focus on diversification explains our small variances year-over-year and our traditional lack of volatility as compared to our peers. This diversification includes:

- **Geographic diversity** - our hotels are located in 34 states
- **Segment diversity** - our hotels are focused in the mid-price & upscale segments of the industry,
- **Brand diversity** - our properties are franchised by leading brands, primarily Hilton and Marriott; and
- **Management diversity** - we utilize 6 different management companies to operate the properties

Our ability to produce above industry RevPAR performance in 2002 was due in part to our attention to brand and segment diversity. Marriott and Hilton, which comprise approximately 75% of our portfolio, both provide strong national marketing support and frequency stay programs that continue to drive additional revenue through our properties.

For the full year ended December 31, 2002, Equity Inns reported funds from operations (FFO) of $40.9 million or $1.00 per share compared to $47.8 million or $1.26 per share for FFO last year. The decline in FFO per share for 2002 was primarily due to a decrease in RevPAR. Despite the decline in FFO, we were pleased to outperform our peers, and we see this as a tribute to our team's effort to maximize revenue and control expenses.

Another fundamental part of our strategy to limit performance volatility is aligning our interests with the management companies at our hotels, which should translate into improved financial results. We continue to benchmark the performance of our managers at all our properties and utilize each group to maximize portfolio performance, even if that entails changing management companies.

Equity Inns continues to invest in its assets. Management believes that protecting and improving our properties provides one of the best opportunities to enhance shareholder value over the long-term. Again, by utilizing property visits, implementing franchisor quality inspections, and maintaining a comprehensive capital improvement plan, we ensure that our assets are being properly maintained.

An additional part of Equity Inns' asset strategy is to create value as opportunities arise. Whether through the purchase of assets in strategic locations or by the sale of assets when they no longer fit the Company's long-term goals, we constantly seek to enhance the value of the portfolio. A recent example was the sale of two properties that did not fit with our long-term strategy and the purchase of the Marriott Courtyard in Houston, TX. The acquisition of the hotel dovetails perfectly with our long-term investment strategy of buying assets in locations that have an inherent base of opportunity with the better brands. Furthermore, by awarding the contract to another independent manager, we are following our corporate strategy of having a select group of proven operators manage our properties.

In 2002 we made additional progress toward improving our balance sheet. Total debt-to-hotel cost level is now 38 percent, the lowest in four years.

During the year we reinstated our dividend and paid out $0.51 per share, which was a dividend yield of 8.5% at December 31, 2002. The level of Equity Inns' common dividend will continue to be determined each quarter, based upon operating results, economic conditions and operating trends. Management continues to target a 2003 common dividend per share ranging from $0.52 to $0.54 per share.

The current economic climate and business conditions will improve - and when this happens, Equity Inns is well positioned to meet the needs of America's traveling population. As we enter 2003, our management team is committed to maintaining the occupancy gains we achieved in 2002 and improving rate when and where it is appropriate. In addition, we will remain conservative with our balance sheet and reinvest capital in our assets, enhancing value and improving productivity. Finally, we believe our 2003 outlook is conservative and achievable.

In closing, while the United States continues to manage the challenging geopolitical landscape, the effect on business and travel remains uncertain. We hope that the conflicts are resolved quickly and peacefully, mitigating any detrimental long-term effects on both our portfolio and the entire lodging industry. We would also like to extend our gratitude and appreciation to all of our employees and shareholders for their continuing dedication and support.

Sincerely,

Phillip H. McNeill, Sr.
Chairman and Chief Executive Officer

Howard A. Silver
President and COO

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

X Annual Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002 Commission File Number 01-12073

EQUITY INNS, INC.
(Exact Name of Registrant as Specified in its Charter)

Tennessee
(State or Other Jurisdiction of Incorporation or Organization)

62-1550848
(I.R.S. Employer Identification Number)

7700 Wolf River Boulevard, Germantown, Tennessee 38138
(Address of Registrant's Principal Executive Office) (Zip Code)

(901) 754-7774
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value
9½% Series A Cumulative Preferred Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in the definitive proxy statement or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes X No __.

Aggregate market value of voting stock and non-voting common stock held by nonaffiliates of the registrant as of June 28, 2002: $325,586,364.
Number of shares of Common Stock, $.01 par value, outstanding as of March 17, 2003: 40,519,819

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's proxy statement for its 2003 Annual Meeting of Shareholders to be held May 8, 2003 (the "Proxy Statement") are incorporated by reference into Part III of this Report.

EQUITY INNS, INC
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2002

TABLE OF CONTENTS

PART I

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words, "believes", "anticipates", "expects" and words of similar import. Such forward-looking statements relate to future events, the future financial performance of the Company, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should specifically consider the various factors identified, or incorporated by reference in this report including, but not limited to those discussed in the sections entitled "Growth Strategy" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations", those discussed in the Company's Current Report on Form 8-K filed on March 27, 2003 and in any other documents filed by the Company with the Securities and Exchange Commission that could cause actual results to differ. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

ITEM 1. BUSINESS

(a) General Development of Business

Equity Inns, Inc. (the "Company") is in the business of acquiring equity interests in hotel properties. The Company commenced operations in March 1994 and is a real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly-owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and, at December 31, 2002, owned an approximate 97.1% interest in the Partnership. The Company conducts its business through the Partnership and its subsidiaries.

(b) Narrative Description of Business

At December 31, 2002, the Partnership and its affiliates owned 97 hotel properties with a total of 12,460 rooms in 34 states (the "Hotels"). In order to qualify as a REIT, the Company and the Partnership cannot operate hotels. Therefore, all hotels were leased to taxable REIT subsidiaries of the Company (the "TRS Lessees").

On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable REIT subsidiaries ("TRSs") that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the 77 hotels that were previously leased by subsidiaries of Interstate Hotels Corporation ("Interstate"). Effective January 1, 2002, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the remaining 19 hotels that were previously leased by subsidiaries of Prime Hospitality Corporation ("Prime"). By acquiring these leases through its TRSs, the Company acquired the economic benefits and risks of the operations of these hotels and began reporting hotel revenues and expenses rather than percentage lease revenues.

The managers of the Company's hotels are as follows:

	# of Hotels
Interstate Hotels Corporation	52
Promus Hotels, Inc.	20
Prime Hospitality Corporation	19
Other	6

The management agreements with Prime's subsidiaries are structured to provide the TRS Lessees minimum net operating income at each of the 19 AmeriSuites hotels. In addition, the management agreements specify a net operating income threshold for each of the 19 AmeriSuites hotels. As the manager, the Prime subsidiaries can earn an incentive management fee of 25% of hotel net operating income above the threshold, to a maximum of 6.5% of gross hotel revenues. If the management fee exceeds 6.5% of gross hotel revenue, the Prime subsidiaries may earn an additional fee of 10% on any additional net operating income. If a hotel fails to generate net operating income sufficient to reach the threshold, Prime's subsidiaries are required to contribute 25% of the shortfall in net operating income to the Company. Management records such shortfall contributions as revenue when all contingencies related to such amounts have been resolved. The result of this policy is that shortfall contributions, if any, are recorded annually by the Company in the fourth quarter. The management contracts for the Company's remaining 78 hotels have terms ranging from one to five years and generally provide for payment of management fees equal to a percentage of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget.

The diversity of the Company's portfolio is such that, at December 31, 2002, no individual hotel exceeded 2.1% of the total rooms in the portfolio. The Company's geographical distribution and franchise diversity is illustrated by the following charts.

Franchise Diversity

Franchise Affiliation	# of Hotel Properties	# of Rooms/ Suites
Premium Limited Service Hotels:		
Hampton Inn	48	6,030
Hampton Inn & Suites	1	125
Holiday Inn Express	1	101
Comfort Inn	2	245
Sub-total	52	6,501
All-Suite Hotels:		
AmeriSuites	19	2,403
Premium Extended Stay Hotels:		
Residence Inn	11	1,351
Homewood Suites	9	1,295
Sub-total	20	2,646
Full Service Hotels:		
Holiday Inn	4	557
Comfort Inn	1	177
Courtyard by Marriott	1	176
Sub-total	6	910
Total	97	12,460

Geographical Diversity

State	Number of Hotels	Number of Suites/Rooms	Percentage of Suites/Rooms
Alabama	3	382	3.1%
Arizona	4	495	4.0%
Arkansas	1	123	1.0%
Colorado	3	356	2.9%
Connecticut	3	405	3.3%
Florida	8	1,079	8.7%
Georgia	3	314	2.5%
Idaho	1	104	0.8%
Illinois	3	499	4.0%
Indiana	2	255	2.0%
Kansas	2	260	2.1%
Kentucky	1	119	1.0%
Louisiana	1	128	1.0%
Maryland	2	244	2.0%
Michigan	3	399	3.2%
Minnesota	2	248	2.0%
Missouri	2	242	1.9%
Nebraska	1	80	0.6%
Nevada	1	202	1.6%
New Jersey	3	424	3.4%
New Mexico	1	128	1.0%
New York	1	154	1.2%
North Carolina	5	614	4.9%
Ohio	6	736	5.9%
Oklahoma	1	135	1.1%
Oregon	1	168	1.3%
Pennsylvania	2	249	2.0%
South Carolina	3	404	3.2%
Tennessee	10	1,172	9.4%
Texas	9	1,281	10.3%
Vermont	2	200	1.6%
Virginia	2	245	2.0%
Washington	1	161	1.3%
West Virginia	4	455	3.7%
	97	12,460	100.0%

GROWTH STRATEGY

The Company's business objectives are to increase funds from operations and dividends, while enhancing shareholder value primarily through (i) aggressive asset management and the strategic investment of capital in its diversified hotel portfolio, (ii) selectively acquiring hotels that have been underperforming due to the lack of sufficient capital improvements, poor management or franchise affiliation, and (iii) selectively disposing of hotels that have reached their earnings potential or may, in management's judgment, suffer adverse changes in their local market, or require large capital outlays.

EMPLOYEES

At March 1, 2003, the Company employed, through a wholly-owned subsidiary, 17 employees.

COMPETITION

The hotel industry is highly competitive with various participants competing on the basis of price, level of service and geographic location. Each of the Hotels is located in a developed area that includes other hotel properties. The number of competitive hotel properties in a particular area could have a material adverse effect on occupancy, average daily rate ("ADR") and Revenue Per Available Room ("REVPAR") of the Hotels or at hotel properties acquired in the future. The Company believes that brand recognition, location, the quality of the hotel, consistency of services provided, and price are the principal competitive factors affecting the Company's hotels.

FRANCHISE AGREEMENTS

A part of the Company's asset management program is the licensing of all its Hotels under nationally franchised brands. The Company believes that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. The Company believes that franchised properties generally have higher levels of occupancy and ADR than properties which are unfranchised due to access to national reservation systems and advertising and marketing programs provided by franchisors. The Company's franchise agreements generally have terms ranging from 10 to 20 years and expire beginning in 2003 through 2019. Renewal procedures are currently underway for several hotels.

The Partnership is also committed to franchisors to make certain capital improvements to hotel properties, which will be funded from borrowings or working capital. The Partnership made capital improvements of approximately $8.9 million to its hotel properties in 2002. In 2003, the Partnership expects to fund approximately $16 million of capital improvements for the Hotels.

SEASONALITY

The Hotels' operations historically have been seasonal in nature, generally reflecting higher occupancy rates during the second and third quarters. This seasonality can be expected to cause fluctuations in the Company's quarterly results of operations.

TAX STATUS

The Company intends to operate so as to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As long as the Company qualifies for taxation as a REIT, with certain exceptions, the Company will not be taxed at the corporate level on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it distribute annually at least 90% (95% for taxable years ending before January 1, 2001) of its taxable income. Failure to qualify as a REIT will render the Company subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders in any such year will not be deductible by the Company. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer of shares of Common Stock. The Company has adopted the calendar year as its taxable year.

The RMA, which generally took effect on January 1, 2001, includes several REIT provisions which revised extensively the tax rules applicable to TRSs. Under the RMA provisions, the Company is now allowed to own all of the stock in TRSs. In addition, a TRS is allowed to perform "non-customary" services for hotel guests and is permitted to enter into many new businesses. However, a TRS is not allowed to manage hotels. Each TRS is required to enter into management contracts for the Company's hotels with independent third party management companies. The use of TRSs, however, is subject to certain restrictions, including the following:

- no more than 20% of the REIT's assets may consist of securities of its TRSs;
- the tax deductibility of interest paid or accrued by a TRS to its affiliated REIT is limited; and
- a 100% excise tax is imposed on non-arm's length transactions between a TRS and its affiliated REIT or the REIT's tenants.

As a result of the opportunities offered by the RMA, the Company has terminated or assigned the Percentage Leases with the Interstate and Prime Lessees and entered into new Percentage Leases with the TRS Lessees for all the Hotels. On January 1, 2001, the TRS Lessees entered into new management agreements with Interstate (for 55 Hotels), Promus (for 20 Hotels) and Crestline (for two Hotels). On January 1, 2002, the TRS Lessees entered into new management agreements with Prime's subsidiaries for 19 Hotels and with Waterford for the Company's hotel in Burlington, Vermont which was previously managed by Interstate. On October 1, 2002, the TRS Lessees entered into new management agreements with Waterford for two of the Company's hotels in New Jersey which were previously managed by Interstate. In December 2002, the TRS Lessees entered into a management agreement with Wright Hospitality Management LLC to manage the Company's newly acquired hotel in Houston, Texas.

ENVIRONMENTAL MATTERS

In connection with the Partnership's acquisition of the Hotels, Phase I environmental site assessments ("ESAs") were obtained on all of the Hotels. The Phase I ESAs included historical review of the Hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, screenings for hazardous and toxic substances and underground storage tanks, and the preparation and issuance of a written report. The Phase I ESAs did not include invasive procedures to detect contaminants from former operations on the Hotels or migrating from neighbors or caused by third parties. The Phase I ESAs have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or material environmental issues.

EXECUTIVE OFFICERS OF THE COMPANY

The Company's executive officers, listed below, serve in their respective capacities for approximate one year terms and are subject to re-election annually by the Board of Directors, normally in May of each year.

NAME	POSITION
Phillip H. McNeill, Sr.	Chairman of the Board, Chief Executive Officer and Director
Howard A. Silver	President, Chief Operating Officer and Director

Donald H. Dempsey	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Director
Phillip H. McNeill, Jr.	Executive Vice President of Development
J. Ronald Cooper	Vice President, Assistant Secretary, Assistant Treasurer and Controller

Certain biographical information required under this section for Messrs. McNeill, Sr., Silver and Dempsey, as directors and executive officers of the Company, is incorporated by reference from the section entitled "The Election of Directors" in the Proxy Statement.

Phillip H. McNeill, Jr. (age 41) is Executive Vice President of Development of the Company. From 1994 to 1996, he served as President of Trust Leasing, Inc., formerly McNeill Hotel Co., Inc., the Company's former lessee (the "Former Lessee"), and from 1984 to 1996 served as Vice President of Trust Management, Inc., formerly McNeill Hospitality Corporation, which was an affiliate of the Former Lessee. Mr. McNeill is the son of Phillip H. McNeill, Sr. and holds a B.B.A. from the University of Memphis and is a graduate of the Northwestern School of Mortgage Banking.

J. Ronald Cooper (age 54) is Vice President, Assistant Secretary, Assistant Treasurer and Controller of the Company. From 1994 to 1996, he was Controller and Director of Financial Reporting for the Former Lessee and joined the Former Lessee in October 1994. Mr. Cooper has been a certified public accountant since 1972. From 1978 until joining the Former Lessee, Mr. Cooper was employed as Secretary, Treasurer and Controller of Wall Street Deli, Inc., a publicly-owned delicatessen company. Prior to that, Mr. Cooper was a certified public accountant with the national accounting firm of Coopers & Lybrand L.L.P. from 1970 to 1976. Mr. Cooper holds a B.S. degree in accounting from Murray State University.

AVAILABLE INFORMATION

The Company's Internet website address is: *www.equityinns.com*. The Company makes available free of charge through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information on the Company's website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings it makes with the SEC.

ITEM 2. PROPERTIES

The following table sets forth certain information for the year ended December 31, 2002 with respect to the Hotels owned by the Company for such period:

	Year Ended December 31, 2002					
	Date Opened	Number Of Rooms	Room Revenue(1)	Occupancy	Average Daily Rate	Revenue Per Available Room (2)
Hampton Inn:						
Albany, New York	1986	154	$ 3,860	68.7%	$99.99	$68.67
Ann Arbor, Michigan	1986	150	2,825	65.2%	$79.63	$51.95
Atlanta (Northlake), Georgia	1988	130	1,501	50.5%	$63.15	$31.87
Austin, Texas	1987	122	1,781	59.2%	$68.17	$40.33
Baltimore (Glen Burnie), Maryland	1989	116	2,599	73.0%	$84.84	$61.91
Beckley, West Virginia	1992	108	2,261	84.0%	$68.27	$57.36
Birmingham (Mountain Brook), Alabama	1987	131	2,194	65.6%	$70.52	$46.24
Birmingham (Vestavia), Alabama	1986	123	1,586	57.4%	$61.52	$35.34
Chapel Hill, North Carolina	1986	122	2,010	65.9%	$68.63	$45.23
Charleston, South Carolina	1985	125	1,846	74.1%	$54.56	$40.46
Chattanooga, Tennessee	1988	168	2,840	73.4%	$63.50	$46.59
Chicago (Gurnee), Illinois	1988	134	2,006	57.5%	$71.35	$41.00
Chicago (Naperville), Illinois	1987	130	2,437	69.9%	$74.64	$52.15
Cleveland, Ohio	1987	123	1,612	54.6%	$65.75	$35.90
College Station, Texas	1986	135	2,204	69.5%	$64.86	$45.07
Colorado Springs, Colorado	1985	128	1,493	49.1%	$65.10	$31.95
Columbia, South Carolina	1985	121	1,574	56.2%	$63.98	$35.94
Columbus, Georgia	1986	119	1,870	68.8%	$63.10	$43.42
Columbus (Dublin), Ohio	1988	123	1,851	57.7%	$71.50	$41.23
Dallas (Addison), Texas	1985	160	1,811	49.5%	$63.11	$31.21
Dallas (Richardson), Texas	1987	130	1,554	51.8%	$63.27	$32.75
Denver (Aurora), Colorado	1985	132	1,505	53.8%	$58.52	$31.47
Detroit (Madison Heights), Michigan	1987	124	2,374	64.3%	$81.58	$52.46
Detroit (Northfield), Michigan	1989	125	2,433	60.5%	$88.15	$53.32
Fayetteville, North Carolina	1986	122	1,784	69.5%	$58.10	$40.40
Ft. Worth, Texas	1987	125	1,630	59.3%	$60.26	$35.73
Gastonia, North Carolina	1989	109	1,378	58.8%	$59.10	$34.74
Indianapolis, Indiana	1987	129	2,268	72.6%	$66.32	$48.17
Jacksonville, Florida	1986	122	1,923	72.0%	$60.46	$43.55
Kansas City (Overland Park), Kansas	1991	134	2,237	63.0%	$72.61	$45.74
Kansas City, Missouri	1987	120	2,175	62.9%	$78.87	$49.65
Knoxville, Tennessee	1991	118	1,835	68.1%	$62.53	$42.59
Little Rock (North), Arkansas	1985	123	1,364	51.8%	$58.64	$30.37
Louisville, Kentucky	1986	119	1,553	57.0%	$63.25	$36.05
Memphis (Poplar),Tennessee	1985	126	2,506	70.9%	$77.44	$54.93
Memphis (Sycamore View), Tennessee	1984	117	1,390	61.7%	$53.21	$32,83
Meriden, Connecticut	1988	125	2,446	64.9%	$83.26	$54.05
Milford, Connecticut	1986	148	2,807	65.3%	$79.52	$51.96
Morgantown, West Virginia	1991	108	2,177	73.5%	$75.79	$55.68
Nashville (Briley Parkway), Tennessee	1987	120	2,009	66.6%	$69.50	$46.26
Norfolk, Virginia	1990	119	2,285	78.2%	$68.06	$53.21
Pickwick, Tennessee	1994	50	607	48.4%	$68.81	$33.27
San Antonio (Bowie), Texas	1995	169	3,769	70.3%	$86.95	$61.10
Sarasota, Florida	1987	97	1,119	48.3%	$65.50	$31.61
Scottsdale, Arizona	1996	126	1,560	42.7%	$79.54	$33.93
Scranton, Pennsylvania	1994	129	2,680	74.3%	$76.57	$56.91
State College, Pennsylvania	1987	120	2,190	60.7%	$82.34	$50.00
St. Louis (Westport), Missouri	1987	122	1,963	60.0%	$73.46	$44.08
Hampton Inn & Suites:						
Memphis (Bartlett), Tennessee	1998	125	2,621	75.7%	$75.83	$57.44
Courtyard by Marriott						
Houston, Texas (3)	2002	176	214	55.9%	$83.65	$46.78

	Date Opened	Number Of Rooms	Room Revenue(1)	Occupancy	Average Daily Rate	Revenue Per Available Room (2)
	Year Ended December 31, 2002					
Comfort Inn:						
Dallas (Arlington), Texas	1985	141	1,270	47.4%	$52.00	$24.67
Jacksonville Beach, Florida	1973	177	3,907	65.6%	$92.15	$60.47
Rutland, Vermont	1985	104	1,840	64.5%	$75.10	$48.47
Residence Inn:						
Boise, Idaho	1986	104	2,897	86.8%	$87.93	$76.31
Burlington, Vermont	1988	96	2,247	79.2%	$80.95	$64.12
Colorado Springs, Colorado	1984	96	2,377	83.3%	$81.46	$67.83
Minneapolis (Eagan), Minnesota	1988	120	2,667	72.4%	$84.16	$60.90
Oklahoma City, Oklahoma	1982	135	3,026	80.9%	$75.89	$61.41
Omaha, Nebraska	1981	80	1,950	78.2%	$85.43	$66.77
Portland, Oregon	1990	168	3,994	68.9%	$94.50	$65.13
Princeton, New Jersey	1988	208	5,536	65.4%	$111.48	$72.92
Somers Point, New Jersey	1988	120	4,227	82.6%	$116.85	$96.50
Tinton Falls, New Jersey	1988	96	3,144	76.7%	$116.94	$89.74
Tucson, Arizona	1985	128	3,270	88.3%	$79.45	$70.18
Holiday Inn:						
Bluefield, West Virginia	1980	120	2,036	71.7%	$64.87	$46.48
Charleston (Mt. Pleasant), South Carolina	1988	158	2,617	56.9%	$79.68	$45.37
Oak Hill, West Virginia	1983	119	1,202	45.0%	$61.45	$27.67
Wilkesboro, North Carolina	1985	101	1,467	61.9%	$64.93	$40.18
Winston-Salem, North Carolina	1969	160	1,582	46.8%	$58.25	$27.27
Homewood Suites:						
Augusta, Georgia	1997	65	1,680	75.1%	$94.30	$70.80
Chicago, Illinois	1999	235	8,784	78.6%	$131.42	$103.28
Cincinnati (Sharonville), Ohio	1990	111	2,078	65.1%	$78.81	$51.28
Hartford, Connecticut	1990	132	3,606	69.9%	$107.10	$74.84
Memphis (Germantown),Tennessee	1996	92	1,996	72.7%	$81.73	$59.45
Orlando, Florida	1999	252	5,865	79.5%	$80.18	$63.76
Phoenix, Arizona	1996	124	3,026	70.2%	$95.20	$66.86
San Antonio, Texas	1996	123	3,101	81.5%	$84.74	$69.06
Seattle, Washington	1998	161	4,730	79.1%	$101.75	$80.50
AmeriSuites:						
Albuquerque, New Mexico	1997	128	2,770	88.3%	$67.17	$59.30
Baltimore, Maryland	1996	128	3,171	76.9%	$88.21	$67.87
Baton Rouge, Louisiana	1997	128	2,287	65.4%	$74.82	$48.95
Birmingham, Alabama	1997	128	2,115	64.5%	$70.22	$45.27
Cincinnati (Blue Ash), Ohio	1990	127	1,254	45.8%	$59.02	$27.06
Cincinnati (Forest Park), Ohio	1992	126	1,608	47.8%	$73.14	$34.97
Columbus, Ohio	1994	126	2,315	72.2%	$69.74	$50.34
Flagstaff, Arizona	1993	117	1,834	66.6%	$64.49	$42.94
Indianapolis, Indiana	1992	126	2,153	62.7%	$74.71	$46.82
Jacksonville, Florida	1996	112	1,247	54.3%	$56.14	$30.51
Las Vegas, Nevada	1998	202	4,313	79.8%	$73.32	$58.50
Kansas City (Overland Park), Kansas	1994	126	1,993	57.4%	$75.56	$43.36
Memphis (Wolfchase), Tennessee	1996	128	1,718	52.0%	$70.77	$36.77
Miami, Florida	1996	126	2,536	80.7%	$68.30	$55.14
Miami (Kendall), Florida	1996	67	2,083	84.1%	$101.28	$85.20
Minneapolis, Minnesota	1997	128	2,601	69.2%	$80.39	$55.67
Nashville, Tennessee	1997	128	2,073	65.6%	$67.61	$44.37
Richmond, Virginia	1992	126	1,671	58.7%	$61.94	$36.36
Tampa, Florida	1994	126	2,639	71.5%	$80.31	$57.40
Consolidated Totals/Weighted Average for all Hotels		12,460	$229,020	66.3%	$77.16	$51.14

(1) Amounts in thousands.
(2) Determined by multiplying occupancy times the ADR.
(3) Reflects results from the date of acquisition.

ITEM 3. LEGAL PROCEEDINGS

Neither the Company nor the Partnership currently is involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company or the Partnership.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of 2002, through the solicitation of proxies or otherwise.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

The Company's common stock, $.01 par value (the "Common Stock"), is traded on the New York Stock Exchange (the "NYSE") under the symbol "ENN." The following table sets forth for the indicated periods the high and low closing prices for the Common Stock as traded through the facilities of the NYSE and the cash distributions declared per share:

	Price Range		Distributions Declared	Record
	High	Low	Per Share	Date
Year Ended December 31, 2001:				
First Quarter	$8.22	$6.31	$0.25	March 30, 2001
Second Quarter	$9.87	$6.55	$0.25	June 29, 2001
Third Quarter	$9.85	$6.01	$0.25	September 28, 2001
Fourth Quarter	$8.72	$6.61	$0.00	N/A
Year Ended December 31, 2002:				
First Quarter	$8.34	$6.92	$0.12	March 29, 2002
Second Quarter	$8.34	$6.92	$0.13	June 28, 2002
Third Quarter	$7.59	$5.85	$0.13	September 30, 2002
Fourth Quarter	$6.35	$5.03	$0.13	December 31, 2002

(b) Stockholder Information

On March 17, 2003, there were 786 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 17,000 beneficial owners.

(c) Distributions

The Company has adopted a policy of paying regular quarterly distributions on its Common Stock, and cash distributions were paid on the Company's Common Stock each quarter since its inception, through the third quarter of 2001. Due to the economic impact of the events of September 11, 2001 on the lodging industry, the Company did not declare or pay a dividend for the fourth quarter of 2001. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial purposes primarily due to the difference for federal tax purposes in the estimated lives used to compute depreciation.

The Company expects to pay future quarterly dividends. The amount of future dividends will be based upon operating results, economic conditions, capital expenditure requirements and leverage restrictions imposed by the Company's line of credit. Future distributions paid by the Company will be at its Board of Directors' sole discretion and will depend on the Company's actual cash flow, its financial condition, capital requirements, the Code's REIT annual distribution requirements and other factors which the Board of Directors deems relevant.

A portion of the distribution to shareholders is expected to represent a return of capital for federal income tax purposes. The Company's distributions made in 2002 and 2001 are considered to be approximately 3% and 21% return of capital, respectively, for federal income tax purposes.

(d) Recent Sales of Unregistered Securities

During the year ended December 31, 2002, the Company issued 2,566 shares of Common Stock in transactions exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, upon the redemption of Units in the Partnership.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected historical financial data for the Company that has been derived from the financial statements of the Company and the notes thereto. Such data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto.

EQUITY INNS, INC.
SELECTED FINANCIAL DATA
(in thousands, except per share data)

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Operating Data:					
Revenue (1)	$241,174	$226,060	$116,810	$117,294	$107,436
Income from continuing operations(1)	6,464	10,081	19,656	28,319	32,300
Net income (1)	6,464	10,164	16,340	29,316	31,595
Preferred stock dividends	6,531	6,531	6,531	6,531	3,374
Net income (loss) applicable to common shareholders	(67)	3,633	9,809	22,785	28,221
Net income (loss) from continuing operations per common share, basic and diluted	.00	.10	.27	.62	.78
Net income (loss) per common share, basic and diluted	.00	.10	.27	.61	.78
Distributions declared per common share and Unit	.51	.75	1.06	1.24	1.24
Weighted average number of common shares outstanding-diluted	39,628	36,834	36,698	37,225	36,094
Balance Sheet Data:					
Investments in hotel properties, net	$740,146	$751,891	$772,411	$814,537	$790,132
Total assets	774,452	778,079	801,743	832,119	807,023
Debt	362,881	384,166	383,403	381,175	331,394
Minority interest in Partnership	8,782	9,512	10,370	12,008	19,070
Shareholders' Equity	366,267	358,164	383,786	412,252	431,264
Cash Flow Data:					
Cash flows provided by operating activities	$43,804	$68,568	$58,010	$ 71,515	$69,386
Cash flows used in investing activities	(25,327)	(20,925)	(2,201)	(61,899)	(193,539)
Cash flows provided by (used in) financing activities	(16,920)	(44,077)	(55,377)	(9,655)	124,363
Other Data:					
Funds from operations (2)	$40,885	$44,646	$53,729	$61,180	$64,985

(1) Beginning in 2001, the Company's consolidated results of operations reflect (i) hotel-level revenues and operating costs and expenses for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts and (ii) percentage lease revenue from the Prime Lessee. Prior to 2001, the Company's revenues consisted principally of lease revenue from its third party lessees and did not reflect hotel-level revenues and operating costs and expenses. Beginning in 2002, the Company's consolidated results of operations reflect hotel-level revenues and operating expenses for all the hotels owned during the year.

(2) Represents Funds from Operations ("FFO") of the Company on a consolidated basis. The Company generally considers FFO to be an appropriate measure of the performance of an equity REIT. In accordance with the resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation, and after adjustment for unconsolidated partnerships and joint ventures. The Company's computation of FFO may not be comparable to the NAREIT definition or to FFO reported by other REITs. FFO should not be considered an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments with respect to indebtedness on the hotels. See also Funds From Operations under Item 7.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company

Equity Inns, Inc. (the "Company") is a self-advised hotel real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly-owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at December 31, 2002 owned an approximate 97.1% interest in the Partnership. At December 31, 2002, the Partnership and its affiliates owned 97 hotel properties with a total of 12,460 rooms in 34 states (the "Hotels").

On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form TRSs that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the 77 hotels that were previously leased by subsidiaries of Interstate Hotels Corporation ("Interstate"). Effective January 1, 2002, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the remaining 19 hotels that were previously leased by subsidiaries of Prime Hospitality Corporation ("Prime"). By acquiring these leases through its TRSs, the Company acquired the economic benefits and risks of the operations of these hotels and began reporting hotel revenues and expenses rather than percentage lease revenues.

The managers of the Company's hotels are as follows:

	# of Hotels
Interstate Hotels Corporation	52
Promus Hotels, Inc.	20
Prime Hospitality Corporation	19
Other	6

The management agreements with Prime's subsidiaries are structured to provide the TRS Lessees minimum net operating income at each of the 19 AmeriSuites hotels. In addition, the management agreements specify a net operating income threshold for each of the 19 AmeriSuites hotels. As the manager, the Prime subsidiaries can earn an incentive management fee of 25% of hotel net operating income above the threshold, to a maximum of 6.5% of gross hotel revenues. If the management fee exceeds 6.5% of gross hotel revenue, the Prime subsidiaries may earn an additional fee of 10% on any additional net operating income. If a hotel fails to generate net operating income sufficient to reach the threshold, Prime's subsidiaries are required to contribute 25% of the shortfall in net operating income to the Company. Management records such shortfall contributions as revenue when all contingencies related to such amounts have been resolved. The results of this policy is that shortfall contributions, if any, are recorded annually by the Company in the fourth quarter. The management contracts for the Company's remaining 78 hotels have terms ranging from one to five years and generally provide for payment of management fees equal to a percentage of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget.

Recent Developments

Since its inception, the Company has taken steps to position itself for growth and stability. Several changes have occurred since December 2001 which add significantly to these efforts. These events are as follows:

Sale of Common Stock

On March 28, 2002, the Company sold 3,565,000 shares of its $.01 par value Common Stock through an underwritten public offering. The offering price was $8.00 per share, resulting in gross proceeds of $28,520,000. The Company received approximately $26.9 million after the deduction of underwriter's discounts and offering expenses.

Acquisition of Marriott Courtyard

On December 6, 2002, the Company acquired a 176-room Marriott Courtyard hotel located in the Katy Freeway sub-market of Houston, Texas for approximately $16.3 million. As part of the acquisition, the Company entered into a three-year management agreement with Wright Hospitality Management, LLC. This acquisition represents the first investment by the Company in the Houston market.

Sale of Hampton Inn and Hampton Inn & Suites

In January 2003, the Company sold a 125-room Hampton Inn in Fort Worth, Texas for $3.2 million and a 125-room Hampton Inn & Suites in Memphis (Bartlett), Tennessee for $7.5 million, for an approximate gain of $1.3 million. These sales were part of the Company's long-term strategy of maximizing hotel performance over time and disposing of assets when management believes that the long-term cash flow of the property will no longer increase shareholder value.

Results of Operations

During 2001, the Company's revenues primarily represented rental income from 19 hotels leased by the Prime Lessee and hotel level revenues from 77 hotels leased to the TRS Lessees and operated under management contracts. Upon the termination of the Percentage Leases with Prime, beginning in January 2002, all of the Hotels were leased to the TRS Lessees and operated under management contracts. Effective January 1, 2002, the Company's consolidated results of operations reflect hotel-level revenues and operating costs and expenses for all 97 Hotels and the TRS Lessees lease all 97 Hotels from the Partnership and its affiliates under Percentage Leases. The hotels are managed pursuant to management contracts between the TRS Lessees and third-party management companies. In order to show comparability of the Company's results of operations, in addition to the discussion of the historical results, we have also presented a recap of the twelve months ended December 31, 2002 and 2001.

Because of the significant changes to our corporate structure as a result of the termination of the Prime leases effective January 1, 2002, management believes that a discussion of our pro forma results for the 19 hotels which were subject to third-party leases in 2001 is meaningful and relevant to an investor's understanding of the Company's present and future operations. The pro forma adjustments required to reflect the termination of the Prime leases are to record hotel-level revenues and expenses and reduce historical rental income with respect to the 19 properties.

The following tables separately set forth (in thousands) a comparison of all the Hotels leased to the TRS Lessees.

	For the Twelve Months Ended					
	77 Hotels		19 Hotels (AmeriSuites)		All Hotels	
	December 31, 2002	December 31, 2001	December 31, 2002	Pro Forma December 31, 2001	December 31, 2002	Pro Forma December 31, 2001
Hotel revenues	$196,538	$199,090	$43,684	$47,037	$240,222	$246,127
Hotel operating expenses	122,681	118,209	24,426	26,375	147,107	144,584
Management fees	4,643	3,258	(3,565) (1)	(2,775) (1)	1,078	483

(1) The management agreements with Prime's subsidiaries are structured to guarantee the Company minimum net operating income at each of the 19 AmeriSuites hotels. In addition, the management agreements specify a net operating income threshold for each of the 19 AmeriSuites hotels. If a hotel fails to generate net operating income sufficient to reach the threshold, Prime's subsidiaries are required to contribute 25% in net operating income to the Company. Contributions of minimum net operating income and contributions of threshold shortfalls by Prime are recorded as contra management fees in the Company's consolidated financial statements.

Pro forma numbers presented represent the Company's historical revenues and expenses, adjusted as described by pro forma changes below.

Pro forma adjustments:

(a) Total revenue adjustments consist of the changes in historical revenue from the elimination of historical percentage lease revenue and the addition of historical hotel operating revenues for the 19 AmeriSuites hotels.

(b) Total operating expense adjustments consist of: (i) the changes in historical operating expense from the addition of historical hotel operating expenses and the elimination of percentage lease expense for the 19 AmeriSuites hotels; and (ii) the adjustment to record management fees at their new contractual rates.

The pro forma financial information does not purport to represent what the Company's results of operations or financial condition would actually have been if the transactions had in fact occurred at the beginning of 2001 or to project the Company's results of operations or financial condition for any future period. The pro forma financial information is based upon available information and upon assumptions and estimates that management believes are reasonable under the circumstances.

Comparison of the Company's operating results for the year ended December 31, 2002 with the year ended December 31, 2001.

For the year ended December 31, 2002, the Company recorded net income of $6.5 million as compared to $10.2 million for the year ended December 31, 2001. Included in expense for the year ended December 31, 2001 was $2.7 million of provision for doubtful accounts on notes receivable from third parties and $550,000 related to the impairment charge taken on a parcel of land which was held for sale. Net income as adjusted for the exclusion of these charges would have been approximately $13.4 million for the year ended December 31, 2001. The principal components of the change in net income for 2002 as compared to 2001 as adjusted for unusual charges was a decrease in hotel REVPAR of 2.1% and a related contraction in hotel operating margins offset by an increase in the tax benefit recorded in 2002 versus 2001 of $2.9 million.

On a historical basis, total revenue and total expenses increased $15,113,572 and $21,724,611, respectively, in 2002 over 2001, primarily as a result of reporting hotel operating revenues and expenses in 2002 compared to reporting a combination of hotel operating revenues and percentage lease revenues in 2001, as a result of the aforementioned termination of the Prime leases on January 1, 2002. Hotel operating expenses, on a pro forma basis, increased by $2,522,621 due primarily to increases in insurance premiums and increased payroll and employee benefits.

Management fees, on a pro forma basis, increased by $595,231 due primarily to increases in base management fees over the comparable period in 2001.

Other income decreased by $1,088,203 as compared to the same period of the prior year, due primarily to (1) a decrease in the income received from the provision of certain management services to the Company's joint venture partner, GHII, LLC, (2) a decrease in interest income due to a decline in rates earned on temporary investments and (3) a one-time recognition of income in 2001 of approximately $300,000 due to the recording of linen inventory received as a result of assuming the third-party leases.

Real estate and personal property taxes increased by $225,464 over the comparable period in 2001.

Depreciation and amortization decreased by $22,076, as compared to the comparable period in 2001.

Interest expense decreased to $29.0 million from $31.0 million due primarily to a decrease in average borrowings from $380.7 million to $361.1 million and a decrease in weighted average interest rates from 8.14% to 8.03%.

General and administrative expenses decreased by $83,839 from the comparable period in 2001. This change was primarily due to a reduction in the amount of non-cash compensation paid to officers and directors offset by an increase in salaries and employee benefits.

The income tax benefit for the year ended December 31, 2002 in the amount of $6,325,000 was generated by the net operating losses created by the TRS Lessees' operations during the year.

Comparison of the Company's operating results for the year ended December 31, 2001 with the year ended December 31, 2000

During 2000, the Company's revenue was primarily rental income from the Interstate Lessees and the Prime Lessees. As a result of the termination of the Interstate leases, beginning in 2001, the Company's consolidated results of operations reflect hotel-level revenues and operating costs and expenses for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts. In order to provide a clearer understanding and comparability of the Company's results of operations, in addition to the discussion of the historical results, the Company has presented an unaudited recap of Percentage Lease revenue which compares the historical results related to Percentage Lease revenue for the years ended December 31, 2000 and 2001. The Company has also presented the pro forma condensed consolidated operating results of 77 hotels not subject to third-party leases for the years ended December 31, 2000 and 2001. The pro forma recap of operating results of the 77 hotels not subject to third party leases for the year ended December 31, 2000 reflects the termination of the Interstate leases as if it occurred on January 1, 2000, and a discussion of the results thereof compared to the Company's historical results for the year ended December 31, 2001.

Because of the significant changes to the Company's structure as a result of the termination of the Interstate leases effective January 1, 2001, management believes that a discussion of the Company's 2001 historical results compared to its 2000 actual results for the properties subject to the Prime Leases (see "Recap of Percentage Lease Revenue" below) and pro forma results for the 77 hotels not subject to third party leases (see "Recap of Operating Results of 77 Hotels Not Subject to Third Party Leases" below) is meaningful and relevant to an investor's understanding of the Company's present and future operations. The 2000 pro forma adjustments to reflect the termination of the Interstate leases are as follows:

- record hotel-level revenues and expenses and eliminate historical percentage lease revenue with respect to the 77 properties;
- record the minority interest effect related to the outside ownership in the Partnership;
- reverse the recording in operations of the deferred lease revenue as a result of the termination of the Interstate leases; and
- record the tax provision attributable to the income of the TRS Lessees at an effective tax rate of 38%.

The pro forma financial information does not purport to represent what the Company's results of operations or financial condition would actually have been if the transactions had in fact occurred at the beginning of 2000 or to project the Company's results of operations or financial condition for any future period. The pro forma financial information is based upon available information and upon assumptions and estimates that management believes are reasonable under the circumstances.

The following tables separately set forth a comparison of both the Company's hotels leased to the Prime Lessees and the hotels leased to the TRS Lessees.

Recap of Percentage Lease Revenue
(in thousands)

	For the Years Ended December 31,	
	2001	2000
Percentage rents collected or due from Prime Lessee	$23,545	$24,992
Recognition of deferred lease revenue from termination of Interstate leases	1,386	
Percentage Lease Revenue	$24,931	$24,992

Recap of Hotel Revenue and Operating Expenses of 77 Hotels Not Subject to Third Party Leases
(in thousands)

	For the Years Ended December 31,	
	2001	Pro Forma 2000
Hotel revenue	$199,090	$204,146
Hotel operating expenses, including management fees	121,467	120,031

The decrease in lease revenue from the 19 hotels leased to the Prime Lessees is due primarily to a decrease in REVPAR of 7.4% over the comparable period in 2000. The decrease in hotel revenues from the 77 hotels not subject to third party leases is due to a 2.0% decrease in REVPAR. On a same store and comparable basis, REVPAR for all hotels owned by the Company throughout both periods decreased by 3.1% from $54.00 to $52.23. The effect of the weakened national economy and the dramatic national events that occurred on September 11, 2001 had a material effect on the Company's REVPAR, particularly in the fourth quarter, where REVPAR decreased by 8.2%.

Other income increased by $1.1 million over the comparable period in 2000. The Company entered into an agreement with one of its furniture and equipment contractors to form a joint venture for the purpose of engaging in the sale of furniture and equipment to third parties. The Company provided certain management services to its joint venture partner in 2001 and was compensated $1.1 million for such services.

On a historical basis, total revenue and total expenses increased $109.2 million and $122.5 million, respectively, in 2001 over 2000 as a result of reporting hotel operating revenues and expenses in 2001 compared to reporting percentage lease revenue in 2000 as a result of the aforementioned termination of the Interstate leases on January 1, 2001. Hotel operating expenses, on a pro forma basis, increased by $1.4 million. This increase in expenses for the period is due primarily to increases in sales and marketing expenses.

Real estate and personal property taxes decreased approximately $1.4 million over the comparable period in 2000 due to successful settlement of several appeals on 2000 taxes, resulting in significant refunds of taxes paid in 2000.

Depreciation and amortization increased to $41.3 million in 2001 from $40.5 million in 2000, due primarily to capitalized renovation costs at certain hotels.

Interest expense decreased to $31.0 million from $32.3 million in 2000 due primarily to a decrease in weighted average interest rates from 8.44% to 8.14% in 2001.

Amortization of loan costs increased to $2.0 million from $1.7 million in 2000, reflecting a full year's amortization of costs associated with the refinancing of a significant amount of the Company's variable rate debt with fixed rate debt in late 2000.

General and administration expenses decreased by approximately $300,000 over the comparable period in 2000. This decrease is primarily attributable to a decrease in legal and professional fees as compared to 2000 which were incurred in the conversion of the Company's leases to management contracts and to the establishment of taxable REIT subsidiaries to serve as Lessees.

An impairment of long-lived assets of $550,000 was recorded in 2001 as the Company made the decision to abandon a project to construct a hotel on an undeveloped parcel of land in Salt Lake City, Utah and consequently, recorded an impairment charge to write the land down to its estimated net realizable value at December 31, 2001.

An allowance for doubtful accounts was established against the Company's notes receivable from Hudson Hotel Properties Corporation and Rosemont Hospitality Group, L.L.C. in the amount of $3.3 million based on the Company's current evaluation of the creditworthiness of these parties. The allowance established has fully reserved for the notes as of December 31, 2001.

Effective January 1, 2001, the Company leased 77 of its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. In years ending before January 1, 2001, the Company was not subject to federal and state income tax because of its REIT status. Consequently, the Company recorded a deferred federal income tax benefit in 2001 in the amount of $3.5 million which is comprised of net operating loss carryforwards generated by the Company's taxable REIT subsidiaries.

Net income applicable to common shareholders for 2001 was $3.6 million or $0.10 per share, compared to $9.8 million of $0.27 per share for 2000.

Liquidity and Capital Resources

The Company's principal source of cash to meet its requirements, including distributions to its shareholders and repayments of indebtedness, is from the results of operations of the Hotels. For the year ended December 31, 2002, net cash flow provided by operating activities was $43.8 million and FFO was $40.9 million. The Company currently expects that its operating cash flow will be sufficient to fund our continuing operations, including our required debt service obligations (other than the maturity of the line of credit which we expect to refinance in 2003 as discussed below) and distributions to shareholders required to maintain our REIT status. The Company expects to fund any short-term liquidity requirements above our operating cash flows through short-term borrowings under our Line of Credit.

The Company currently anticipates that full year 2003 hotel portfolio REVPAR, compared to 2002, will be in a range between -1.0% to 2.0%. FFO for 2003 is expected to be within the range of $0.90 to $1.00 and EBITDA is expected to be within the range of $70 million to $75 million.

The Company may make additional investments in hotel properties and may incur, or cause the Partnership to incur, indebtedness to make such investments or to meet distribution requirements imposed on a REIT under the Internal Revenue Code of 1986 (the "Code") to the extent that working capital and cash flow from the Company's investments are insufficient to make such distributions. The Company's Board of Directors has adopted a policy limiting aggregate indebtedness to 45% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness. This policy may be amended at any time by the Board of Directors without shareholder vote. The Company's consolidated indebtedness was 38.3% of its investments in hotels, at cost, at December 31, 2002.

The following details our debt outstanding at December 31, 2002 (in thousands):

	Principal Balance 12/31/02	Principal Balance 12/31/01	Interest Rate		Maturity	Collateral # of Hotels	Net Book Value at 12/31/02
Commercial Mortgage Bonds							
Class A	$ 8,464	$ 10,336	6.83%	Fixed	11/20/06		
Class B	50,600	50,600	7.37%	Fixed	12/20/15		
Class C	10,000	10,000	7.58%	Fixed	02/20/17		
	69,064	70,936				21	$113,174
Line of Credit	85,900	102,000	LIBOR plus Percentage	Variable	Oct 2003	28	250,472
Mortgage	92,584	94,031	8.37%	Fixed	July 2009	19	162,161
Mortgage	67,890	68,808	8.25%	Fixed	Nov 2010	16	105,266
Mortgage	35,100	35,550	8.25%	Fixed	Nov 2010	8	58,231
Mortgage	2,996	3,064	8.50%	Fixed	Nov 2005	1	6,965
Mortgage	5,662	5,872	10.00%	Fixed	Sept 2005	1	11,357
Mortgage	3,685	3,905	6.37%	Fixed	Nov 2016	1	7,631
	$362,881	$384,166					$715,257

The Line of Credit has a borrowing capacity of $125 million. The weighted average interest rate incurred by the Company in 2002 was 8.03%. Payment of outstanding indebtedness under the Line of Credit is due at maturity in October 2003. This indebtedness must be refinanced on or before its maturity date. Although the Company believes it will be successful in refinancing this obligation prior to maturity, there can be no assurance that conditions will permit the required refinancing, or that refinancing will be available on terms that the Company considers to be in the best interest of its shareholders. If the indebtedness is not refinanced, the Company will be in default, and the holder of such indebtedness will be entitled to the remedies provided in the debt instruments. Such an event would have a material adverse effect on the Company's financial condition and results of operations. The Company's success in refinancing this indebtedness will be dependent upon a number of factors, including, for example, its operating performance, operating performance of peers in the hospitality industry, general economic and political conditions and the general condition of the capital markets.

On January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional principal amount of $50 million. The agreement effectively fixes the interest rate on the Company's floating rate Line of Credit at a rate of 6.4275% plus 1.50%, 1.75%, 2.00%, 2.25%, 2.50%, 2.75% or 3.0% as determined by the Percentage. The swap agreement will expire in October 2003.

During 2002, the Company invested $8.9 million to fund capital improvements to its hotels, including replacement of carpets, drapes, renovation of common areas and improvements of hotel exteriors. In addition, the Company expects to fund approximately $16 million in 2003 for capital improvements. The Company intends to fund such improvements out of future cash from operations, present cash balances and borrowings under the Line of Credit. Under certain of its loan covenants, the Partnership is obligated to fund 4% of room revenues per quarter on a cumulative basis, to a separate room renovation account for the ongoing replacement or refurbishment of furniture, fixtures and equipment at the Hotels. For the years ended December 31, 2002 and 2001, the amounts expended exceeded the amounts required under the loan covenants.

In connection with its acquisition of a hotel in Chicago, Illinois, the Company entered into a contract whereby the final installment of the purchase price for the hotel would be adjusted based on a calculation of capitalized net operating income, as defined in the agreement, for the results of the hotel in either 2002, 2003 or 2004. The agreement stipulates that the minimum amount to be paid under this agreement by the Company to the seller is $4 million and the maximum is $8 million. The Company has obtained a letter of credit in the amount of $5 million related to this agreement.

REITs are subject to a number of organizational and operational requirements. For example, for federal income tax purposes, a REIT, and therefore the Company, is required to pay distributions of at least 90% of its taxable income to its shareholders. The Company intends to pay these distributions from operating cash flows. During 2002, the Partnership distributed an aggregate of $21.2 million to its partners, or $.51 per Unit (including $20.6 million of distributions to the Company to funds distributions to shareholders of $.51 per share in 2002). During 2001, the Partnership distributed an aggregate of $28.5 million to its partners, or $.75 per share. For federal income tax purposes, approximately 3% of 2002 distributions represented a return of capital, compared with approximately 21% for 2001. The Company's decision to pay a quarterly common dividend will be determined each quarter based upon the operating results of that quarter, economic conditions, and other operating trends. The Company currently anticipates that it should be able to pay an aggregate of $0.52 to $0.54 in dividends per common share during 2003, based on the low end of our current FFO estimates.

The Company expects to meet its long-term liquidity requirements, such as scheduled debt maturities and property acquisitions, through long-term secured and unsecured borrowings, the issuance of additional equity securities of the Company or, in connection with acquisitions of hotel properties, the issuance of Partnership Units. Under the Partnership's limited partnership agreement (the "Partnership Agreement"), subject to certain holding period requirements, holders of Units in the Partnership have the right to require the Partnership to redeem their Units. During the year ended December 31, 2002, 2,566 Units were tendered for redemption. Under the Partnership Agreement, the Company has the option to redeem Units tendered for redemption on a one-for-one basis for shares of Common Stock or for an equivalent amount of cash. The Company anticipates that it will acquire any Units tendered for redemption in the foreseeable future in exchange for shares of Common Stock and, to date, has registered such shares so as to be freely tradeable by the recipient.

The Company has obligations and commitments to make future payments under debt and operating lease contracts. The following schedule details these obligations at December 31, 2002 (in thousands):

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$362,881	$91,449	$20,091	$15,320	$236,021
Operating leases	13,789	965	1,845	1,537	9,442
Other	4,000	4,000			
Total contractual obligations	$380,670	$96,414	$21,936	$16,857	$245,463

Funds from Operations

The Company generally considers Funds from Operations ("FFO") to be an appropriate measure of the performance of an equity REIT. In accordance with the resolution adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation, and after adjustments for unconsolidated partnerships and joint ventures. For the periods presented, depreciation, gains and losses from sales of property and minority interest were the Company's only adjustments to net income for the definition of FFO. The Company's computation of FFO may not be comparable to the NAREIT definition or to FFO reported by other REITs. FFO should not be considered an alternative to net income or other measurements under generally accepted accounting principles as an indicator of operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity. FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments with respect to indebtedness on the hotels.

The following reconciliation of net income to FFO illustrates the difference in the two measures of operating performance:

	For the Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share and Unit data)		
Net income	$ 6,464	$10,164	$16,340
Less:			
Gain on sale of hotel properties		(83)	
Preferred stock dividends	(6,531)	(6,531)	(6,531)
Add:			
Minority interest	(2)	119	337
Depreciation of buildings, furniture and fixtures	40,954	40,977	40,267
Loss on sale of hotel properties			3,316
Funds from Operations	40,885	44,646	53,729
Add non-recurring items:			
Provision for doubtful accounts		2,592	
Impairment of long-lived assets		550	
Recurring Funds From Operations	$40,885	$47,788	$53,729
Weighted average number of common shares and Units outstanding	40,825	38,036	37,960

Inflation

Operators of hotels in general have the ability to adjust room rates quickly. However, competitive pressures may limit the Company's ability to raise room rates in the face of inflation.

Seasonality

Hotel operations historically are seasonal in nature, generally reflecting higher occupancy rates during the second and third quarters. This seasonality can be expected to cause fluctuations in the Company's quarterly results of operations.

Recent Accounting Pronouncements

Note 12 of the Notes to Consolidated Financial Statements discusses new accounting policies adopted by the Company during 2002 and the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards affects the Company's financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of the Management's Discussion and Analysis and the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company's management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, all estimates are evaluated by the Company's management, including those related to bad debts, carrying value of investments in hotel properties, income taxes, contingencies and litigation. All estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers and other borrowers to make required payments. If the financial condition of its customers or other borrowers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company records an impairment charge when it believes an investment in hotels has been impaired such that future undiscounted cash flows would not recover the book basis of the investment in the hotel property. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's carrying value, thereby possibly requiring an impairment charge in the future.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company's management has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. If management determines that the Company will not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the periods such determination was made.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The Company is exposed to certain financial market risks, the most predominant of which is the fluctuation in interest rates. At December 31, 2002, the Company's exposure to market risk for a change in interest rates is related solely to its debt outstanding under the Line of Credit. Total debt outstanding under the Line of Credit totaled $85.9 million at December 31, 2002.

The Company's Line of Credit bears interest at a variable rate of LIBOR plus 1.5%, 1.75%, 2.0%, 2.5%, 2.75% or 3.0% as determined by the Company's percentage of total debt to earnings before interest, taxes, depreciation and amortization, as defined in the loan agreement (the "Percentage"). At December 31, 2002, the interest rate on the line of credit was LIBOR (1.42% at December 31, 2002) plus 2.75%. The Company's interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower its overall borrowing costs. To achieve this objective, the Company manages its exposure to fluctuations in market interest rates for its borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable through such arrangements and derivative financial instruments such as interest rate swaps, to effectively lock the interest rate on a portion of its variable rate debt. The Company does not enter into derivative or interest rate transactions for speculative purposes. The Company regularly reviews interest rate exposure on its outstanding borrowings in an effort to minimize the risk of interest rate fluctuation.

On January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional principal amount of $50 million. The agreement effectively fixes the interest rate on the first $50 million of floating rate debt at 6.4275% plus the Percentage. The swap agreement will expire in November 2003. Thus, at December 31, 2002, the Company had $35.9 million of variable rate debt outstanding under the Line of Credit that was exposed to fluctuations in the market rate of interest.

The Company's Line of Credit matures in October of 2003. As discussed above, the Company's Line of Credit bears interest at variable rates, and therefore, cost approximates market value. As of December 31, 2002, the fair value liability of the Company's interest rate swap was approximately $2.2 million.

The Company's operating results are affected by changes in interest rates, primarily as a result of its borrowings under the line of credit. If interest rates increased by 25 basis points, the Company's interest expense would have increased by approximately $90,000, based on balances outstanding during the year ended December 31, 2002.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(a) Financial Statements:

The following financial statements are located in this report on the pages indicated.

(b) Supplementary Data:

Quarterly Financial Information

Unaudited quarterly results for 2002 and 2001 are summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
2002 (1)				
Revenue	$55,532	$65,192	$65,050	$55,400
Net income (loss) applicable to common shareholders	(2,267)	2,105	2,090	(1,995)
Net income (loss) per common share, basic and diluted	(.06)	.05	.05	(.05)
2001 (2)				
Revenue	$54,566	$60,569	$58,946	$51,979
Net income (loss) applicable to common shareholders	(390)	5,011	2,576	(3,564)
Net income (loss) per common share, basic and diluted	(.01)	.14	.07	(.10)

---

(1) During 2002, the Company's consolidated results of operations reflect hotel-level revenues and operating costs from all hotels owned.

(2) During 2001, the Company's results of operations reflect a combination of hotel-level revenues and operating costs for 75 hotels previously leased to the Interstate Lessees and two additional hotels previously operated under management contracts and rental income from 19 hotels leased to the Prime Lessees.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Equity Inns, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index appearing under item 8(a) on page 26 present fairly, in all material respects, the financial position of Equity Inns, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index appearing under item 8(a) on page 26 present fairly, in all material respects, the information set forth therein, when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Memphis, Tennessee
February 12, 2003

EQUITY INNS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2002	December 31, 2001
Assets:		
Investment in hotel properties, net	$740,146	$751,891
Cash and cash equivalents	5,916	4,359
Accounts receivable, net of doubtful accounts of $150 and $125, respectively	4,143	2,534
Due from Lessees		162
Notes receivable, net	1,335	739
Deferred expenses, net	8,744	10,820
Deferred tax asset	9,777	3,452
Deposits and other assets	4,391	4,122
Total Assets	$774,452	$778,079
Liabilities and Shareholders' Equity:		
Debt	$362,881	$384,166
Accounts payable and accrued expenses	27,817	22,225
Distributions payable	6,506	1,089
Interest rate swap	2,199	2,923
Minority interest in Partnership	8,782	9,512
Total Liabilities	408,185	419,915
Commitments and contingencies (Note 9)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, 2,750,000 issued and outstanding at December 31, 2002 and 2001	68,750	68,750
Common stock, $.01 par value, 100,000,000 shares authorized, 41,220,639 and 37,591,622 shares issued and outstanding at December 31, 2002 and 2001, respectively	412	376
Additional paid-in capital	445,793	418,351
Treasury stock, at cost, 747,600 shares at December 31, 2002 and 2001	(5,173)	(5,173)
Unearned directors' and officers' compensation	(546)	(1,153)
Distributions in excess of net earnings	(140,770)	(120,064)
Unrealized loss on interest rate swap	(2,199)	(2,923)
Total Shareholders' Equity	366,267	358,164
Total Liabilities and Shareholders' Equity	$774,452	$778,079

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Years Ended December 31, 2002	2001	2000
Revenue:			
Hotel revenues	$240,222	$199,090	
Percentage lease revenues		24,931	$115,875
Other income	952	2,039	935
Total Revenue	241,174	226,060	116,810
Expenses:			
Hotel operating expenses	148,185	121,467	
Real estate and personal property taxes	12,903	12,677	14,085
Depreciation and amortization	41,304	41,327	40,494
Interest	29,036	31,044	32,323
Amortization of loan costs	2,059	1,964	1,749
General and administrative expenses:			
Stock based or non-cash compensation	680	975	1,007
Other general and administrative expenses	5,546	5,335	5,641
Impairment of long-lived assets		550	
Provision for doubtful accounts		2,717	
Rental expense	1,324	1,256	1,518
Total Expenses	241,037	219,312	96,817
Income from continuing operations before minority interest and income taxes	137	6,748	19,993
Minority interest	2	(119)	(337)
Income tax benefit	6,325	3,452	
Income from continuing operations	6,464	10,081	19,656
Gain (loss) on sale of hotel properties		83	(3,316)
Net income	6,464	10,164	16,340
Preferred stock dividends	6,531	6,531	6,531
Net income (loss) applicable to common shareholders	$ (67)	$ 3,633	$ 9,809
Basic and diluted income per common share:			
Income from continuing operations	$ (.00)	$ 0.10	$ 0.27
Net income (loss)	$ (.00)	$ .10	$ .27
Weighted average number of common shares outstanding - diluted	39,628	36,834	36,698

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Years Ended December 31,		
	2002	2001	2000
Net income	$6,464	$10,164	$16,340
Unrealized loss on interest rate swap	(2,199)	(2,923)	
Comprehensive income	$4,265	$ 7,241	$16,340

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In	Treasury Stock		Unearned Directors' and Officers'	Distributions In Excess of	Unrealized Loss on Interest	
	Shares	Dollars	Shares	Dollars	Capital	Shares	Dollars	Compensation	Net Earnings	Rate Swap	Total
Balance at December 31, 1999	2,750,000	$68,750	37,308,523	$373	$416,354	557,300	$(3,883)	$(2,375)	$(66,967)		$412,252
Issuance of common shares to officers in lieu of cash bonus			38,669		265						265
Issuance of common shares to directors in lieu of cash compensation			12,324		80						80
Issuance of restricted common stock to officers and directors			71,450	1	481			(482)			0
Forfeiting of unvested shares by an officer, upon resignation			(7,010)		(76)			76			0
Repurchase of Treasury Stock						190,300	(1,290)				(1,290)
Amortization of unearned officers' and directors' compensation								927			927
Issuance of common shares upon redemption of Units			74,703	1	675						676
Net income applicable to common shareholders									9,809		9,809
Distributions ($1.06 per share)									(38,909)		(38,909)
Adjustments to minority interest from purchase of treasury stock, issuance of common shares and partnership units					(24)						(24)
Balance at December 31, 2000	2,750,000	68,750	37,498,659	375	417,755	747,600	(5,173)	(1,854)	(96,067)		383,786
Issuance of common shares to officers in lieu of cash bonus			39,722	1	245						246
Issuance of common shares to directors in lieu of cash compensation			10,000		77						77
Issuance of restricted common shares to officers and directors			31,820		197			(197)			0
Amortization of unearned officers' and directors' compensation								898			898

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(in thousands, except share and per share data)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Stock		Unearned Directors' and Officers' Compensation	Distributions In Excess of Net Earnings	Unrealized Loss on Interest Rate Swap	Total
	Shares	Dollars	Shares	Dollars		Shares	Dollars				
Issuance of common shares upon redemption of Units			11,421		97						97
Net income applicable to common shareholders									3,633		3,633
Distributions ($.75 per share)									(27,630)		(27,630)
Unrealized loss on interest rate swap										$(2,923)	(2,923)
Adjustments to minority interest from issuance of common shares and partnership units					(20)						(20)
Balance at December 31, 2001	2,750,000	68,750	37,591,622	376	418,351	747,600	(5,173)	(1,153)	(120,064)	(2,923)	358,164
Issuance of common shares, net of offering expenses			3,565,000	36	26,909						26,945
Issuance of common share to officers in lieu of cash bonus			51,704		342						342
Issuance of common share to directors in lieu of cash compensation			11,907		88						88
Forfeiting of unvested shares by an officer upon resignation			(2,160)		(15)			15			
Amortization of unearned officers' and directors' compensation								592			592
Issuance of common shares upon redemption of Units			2,566		20						20
Net income applicable to common shareholders									(67)		(67)
Distributions ($.51 per share)									(20,639)		(20,639)
Unrealized loss on interest rate swap										724	724
Adjustments to minority interest from issuance of common shares and partnership units					98						98
Balance at December 31, 2002	2,750,000	$68,750	41,220,639	$412	$445,793	747,600	$(5,173)	$(546)	$(140,770)	$(2,199)	$366,267

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$6,464	$10,164	$16,340
Adjustment to reconcile net income to net cash provided by operating activities:			
(Gain) loss on sale of hotel properties		(83)	3,316
Depreciation and amortization	41,304	41,327	40,494
Amortization of loan costs	2,059	1,964	1,749
Amortization of unearned directors' and officers' compensation	592	898	927
Provision for doubtful accounts	25	125	
Provision for write-off of notes receivable		3,304	
Provision for land impairment		550	
Directors' stock based compensation	88	77	80
Income tax benefit	(6,325)	(3,452)	
Minority interest	(2)	119	337
Changes in assets and liabilities:			
Accounts receivable	(1,634)	(2,659)	
Due from Lessees	162	5,433	(471)
Notes receivable	(596)	75	(94)
Deposits and other assets	(269)	2,571	(4,929)
Accounts payable and accrued expenses	1,936	8,155	261
Net cash flow provided by operating activities	43,804	68,568	58,010
Cash flows from investing activities:			
Acquisitions of hotel properties	(16,320)		
Improvements and additions to hotel properties	(8,890)	(22,176)	(13,602)
Cash paid for franchise applications	(117)		(833)
Proceeds from sale of hotel properties		1,251	12,234
Net cash flow used in investing activities	(25,327)	(20,925)	(2,201)
Cash flows from financing activities:			
Purchase of treasury stock			(1,290)
Gross proceeds from public offering of common stock	28,520		
Payment of offering expenses	(1,576)		
Distributions paid to common and preferred shareholders and unit holders	(22,364)	(44,550)	(49,114)
Proceeds from borrowings	47,375	44,788	182,467
Payments on debt	(68,660)	(44,025)	(180,239)
Cash paid for loan costs	(215)	(290)	(7,201)
Net cash flow used in financing activities	(16,920)	(44,077)	(55,377)
Net increase in cash and cash equivalents	1,557	3.566	432
Cash and cash equivalents at beginning of year	4,359	793	361
Cash and cash equivalents at end of year	$ 5,916	$ 4,359	$ 793
Supplemental cash flow information:			
Cash paid for interest	$29,140	$31,426	$32,156

The accompanying notes are an integral part of these consolidated financial statements.

EQUITY INNS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Equity Inns, Inc. (the "Company") is a hotel real estate investment trust ("REIT") for federal income tax purposes. The Company, through its wholly owned subsidiary, Equity Inns Trust (the "Trust"), is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at December 31, 2002 owned an approximate 97.1% interest in the Partnership.

On January 1, 2001, the REIT Modernization Act ("RMA") went into effect. Among other things, the RMA permits a REIT to form taxable REIT subsidiaries ("TRS") that lease hotels from the REIT, provided that the hotels continue to be managed by unrelated third parties. Effective January 1, 2001, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the 77 hotels that were previously leased by subsidiaries of Interstate Hotels Corporation ("Interstate"). Effective January 1, 2002, the Company completed transactions that resulted in its newly formed TRSs acquiring leases for the remaining 19 hotels that were previously leased by subsidiaries of Prime Hospitality Corporation ("Prime"). By acquiring these leases through its TRSs, the Company acquired the economic benefits and risks of the operations of these hotels and began reporting hotel revenues and expenses rather than percentage lease revenues.

The managers of the Company's hotels are as follows:

	# of Hotels
Interstate Hotels Corporation	52
Promus Hotels, Inc.	20
Prime Hospitality Corporation	19
Other	6

The management agreements with Prime's subsidiaries are structured to provide the TRS Lessees minimum net operating income at each of the 19 AmeriSuites hotels. In addition, the management agreements specify a net operating income threshold for each of the 19 AmeriSuites hotels. As the manager, the Prime subsidiaries can earn an incentive management fee of 25% of hotel net operating income above the threshold, to a maximum of 6.5% of gross hotel revenues. If the management fee exceeds 6.5% of gross hotel revenue, the Prime subsidiaries may earn an additional fee of 10% on any additional net operating income. If a hotel fails to generate net operating income sufficient to reach the threshold, Prime's subsidiaries are required to contribute 25% of the shortfall in net operating income to the Company. Management records such shortfall contributions as revenue when all contingencies related to such amounts have been resolved. The results of this policy is that shortfall contributions, if any, are recorded annually by the Company in the fourth quarter. The management contracts for the Company's remaining 78 hotels have terms ranging from one to five years and generally provide for payment of management fees equal to a percentage of hotel revenues and an incentive fee consisting of a percentage of gross operating profits in excess of budget.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Trust, the TRS Lessees and the Partnership and its affiliates. All significant intercompany balances and transactions have been eliminated.

2. Summary of Significant Accounting Policies, Continued

Investment in Hotel Properties

The hotel properties are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from 5 to 40 years for buildings and components and 5 to 7 years for furniture and equipment.

Expenditures for maintenance and repairs are expensed as incurred, major renewals and improvements are capitalized. Upon disposition, both the asset and accumulated depreciation accounts are relieved, and the related gain or loss is credited or charged to the income statement.

If there is an event or a change in circumstances that indicates that the basis of the Company's investment in the hotel property may not be recoverable, the Company's policy is to assess any impairment of value. Impairment is evaluated based upon comparing the sum of the expected future cash flows (undiscounted and without interest charges) to the carrying value of the asset. If the cash flow is less, an impairment loss is recognized for the amount by which the carrying value amount of the asset exceeds the fair value of the asset.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Deferred Expenses

Deferred expenses are recorded at cost and consist of initial fees paid to franchisors and loan fees and other costs incurred in issuing debt. Amortization of franchise fees is computed using the straight-line method over the lives of the franchise agreements which range up to 20 years. Amortization of loan fees and other costs incurred in issuing debt is computed using the straight-line method, which approximates the interest method, over the term of the related debt. Accumulated amortization of deferred expenses totaled $7.6 million and $5.2 million at December 31, 2002 and 2001, respectively.

Deposits and Other Assets

Deposits include escrow deposits and other deposits relating to the Company's mortgage debt.

Revenue Recognition

Revenue from operations of the Company's hotels not leased to third parties is recognized when the services are provided. Percentage Lease revenue is recognized when earned from the Prime Lessees under the Percentage Leases from the date of acquisition of each hotel property.

2. Summary of Significant Accounting Policies, Continued

Net Income Per Common Share

Basic earnings per common share from continuing operations are computed by dividing income from continuing operations as adjusted for gains or losses on the sale of hotel properties and for dividends on preferred stock by the weighted average number of shares of common stock outstanding. Diluted earnings per common share from continuing operations are computed by dividing income from continuing operations as adjusted for gains or losses on the sale of hotel properties and for dividends on preferred stock by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities.

Potential dilutive securities included in the Company's calculation of diluted earnings per share include shares issuable upon exercise of stock options. Potentially dilutive shares for the purposes of this calculation (in thousands) were 0, 1 and 0 in 2002, 2001 and 2000, respectively. The majority of the options to purchase shares of the Company's common stock that were outstanding during the years 2002, 2001 and 2000 were not included in the computation of diluted EPS because their effect would have been anti-dilutive.

Distributions

With the exception of the fourth quarter 2001, the Company has paid regular quarterly cash distributions to shareholders. These distributions are dependent upon the Company's receipt of distributions from the Partnership.

Minority Interest

Minority interest in the Partnership represents the limited partners' proportionate share of the equity of the Partnership. Income is allocated to minority interest based on weighted average percentage ownership each fiscal quarter.

Income Taxes

The Company has elected to be treated as a REIT under the Internal Revenue Code. Prior to January 1, 2001, the Company, as a REIT, was not subject to federal income taxes. Under the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company leases its hotels to wholly-owned taxable REIT subsidiaries that are subject to federal and state income taxes. The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS 109, the Company uses the asset and liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives and methods used to compute depreciation. Distributions made to shareholders in 2002, 2001 and 2000 are considered to be approximately 3%, 21% and 54% return of capital, respectively, for federal income tax purposes.

EQUITY INNS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Summary of Significant Accounting Policies, Continued

Stock Based Compensation

At December 31, 2002, the Company has two stock-based employee and director compensation plans, which are described more fully in Note 11. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net income (loss) applicable to common shareholders, as reported	$ (67)	$3,633	$9,809
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	17	25	21
Pro Forma Net Income	$ (84)	$3,608	$9,788
Earnings per share (basic and diluted):			
As reported	$0.00	$ 0.10	$ 0.27
Pro forma	$0.00	$ 0.10	$ 0.27

Concentration of Credit Risk

The Company maintains cash balances with financial institutions with high ratings. The Company has not experienced any losses with respect to bank balances in excess of government-provided insurance.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, Continued

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, commercial mortgage bonds, line of credit borrowings, mortgage borrowings and an interest rate swap contract. The carrying values of the Company's commercial mortgage bonds and mortgage borrowings were estimated using discounted cash flow analysis, based on the Company's incremental borrowing rate at December 31, 2002 and 2001 for similar types of borrowing arrangements and the carrying value of such instruments are estimated to be below fair value by approximately $20.0 million and $7.9 million at December 31, 2002 and 2001, respectively. The Company's line of credit borrowings bear interest at variable rates and therefore cost approximates market value. The Company's interest rate swap contract is carried at fair value in the financial statements. The fair value of the interest rate swap is estimated using quotes from the market makers of these instruments and represents the estimated amount the Company would expect to pay to terminate the agreement.

Segment Reporting

The Company identifies its operating segments based on business activities and management responsibility. The Company operates in a single business segment of providing asset management to hotel properties it owns in the United States.

3. Investment in Hotel Properties

Hotel properties consist of the following at December 31:

	2002	2001
	(in thousands)	
Land	$103,408	$101,215
Buildings and improvements	722,808	701,694
Furniture and equipment	115,148	110,340
Construction in progress	5,058	5,570
	946,422	918,819
Less accumulated depreciation	(206,276)	(166,928)
	$740,146	$751,891

In July 1998, the Company acquired an undeveloped parcel of land in Salt Lake City, Utah for the purpose of constructing a hotel. During the fourth quarter of 2001, the Company made the decision to postpone the project and evaluate the opportunitites related to the undeveloped land. The Company recorded an impairment charge of $550,000 to write the land down to its estimated net realizable value at December 31, 2001. At December 31, 2002 and 2001, the parcel of land was included in construction in progress in the amount of $2.2 million.

On December 6, 2002, the Company acquired a 176-room Marriott Courtyard hotel located near Houston, Texas for approximately $16.3 million.

4. Notes Receivable

Notes receivable consist of the following at December 31:

	2002	2001
	(in thousands)	
Hudson Hotels Properties Corporation, a subsidiary of Hudson Hotels Corporation	$2,654	$2,654
Rosemont Hospitality Group, L.L.C.		650
Officers of the Company	1,335	739
	3,989	4,043
Allowance for doubtful accounts	(2,654)	(3,304)
	$1,335	$ 739

The note with Hudson Hotels Properties Corporation ("Hudson") is collateralized by 666,667 shares of Hudson Hotels Corporation's common stock. The note with Rosemont Hospitality Group, L.L.C. ("Rosemont") is uncollateralized. Based on its evaluation of the creditworthiness of Hudson and Rosemont, the Company fully reserved these notes effective December 31, 2001. On January 24, 2003, Hudson Hotels Corporation filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of New York. Simultaneously, its subsidiary, Hudson Hotels Properties Corporation, filed a companion petition for relief under Chapter 11 in the same Court. The Company does not believe that the unsecured creditors or shareholders of Hudson will receive any remuneration through the bankruptcy proceedings and anticipates writing-off the Hudson Note during 2003. In 2002, the Company reached an agreement with Rosemont and received a payment of approximately $50,000 as settlement in full for the amount owed. The remaining amount of the note was written off at the completion of the settlement agreement.

Since January 1998, the Company has advanced loans annually to its executive officers for taxes relating to annual bonuses taken in shares of the Company's common stock and taxes related to the taxable value of vested restricted stock. At December 31, 2002, the aggregate amount of notes receivable from officers of the Company is $1,335,025. All notes are collateralized by the applicable shares of common stock held by each officer, are non-interest bearing and have an original term of one year. However, these notes have historically been extended an additional year for each year in which they are not repaid. All notes are due in full upon termination of employment or upon retirement.

5. Debt

The following details the Company's debt outstanding at December 31, 2002 and 2001 (in thousands):

	Principal Balance		Interest			Collateral	Net Book
	12/31/02	12/31/01	Rate		Maturity	# of Hotels	Value at 12/31/02
Commercial Mortgage Bonds							
Class A	$ 8,464	$ 10,336	6.83%	Fixed	11/20/06		
Class B	50,600	50,600	7.37%	Fixed	12/20/15		
Class C	10,000	10,000	7.58%	Fixed	02/20/17		
	69,064	70,936				21	$113,174
Line of Credit	85,900	102,000	LIBOR plus Percentage	Variable	Oct 2003	28	250,472
Mortgage	92,584	94,031	8.37%	Fixed	July 2009	19	162,161
Mortgage	67,890	68,808	8.25%	Fixed	Nov 2010	16	105,266
Mortgage	35,100	35,550	8.25%	Fixed	Nov 2010	8	58,231
Mortgage	2,996	3,064	8.50%	Fixed	Nov 2005	1	6,965
Mortgage	5,662	5,872	10.00%	Fixed	Sept 2005	1	11,357
Mortgage	3,685	3,905	6.37%	Fixed	Nov 2016	1	7,631
	$362,881	$384,166					$715,257

In February 1997, the Company, through a subsidiary, issued $88 million of rated Commercial Mortgage Bonds (the "Bonds") in a private placement transaction. Principal payments are to be applied to each class of Bonds in order of their respective maturities with no principal payment on any Bond until all Bonds in a bond class with an earlier stated maturity have been paid in full. The Company has the option to repay these Bonds in full within 10 years with no prepayment penalty.

The Company's collateralized line of credit (the "Line of Credit") has a borrowing capacity of $125 million and bears interest at a variable rate of LIBOR plus 1.5%, 1.75%, 2.0%, 2.25%, 2.5%, 2.75%, or 3.0% as determined by the Company's percentage of total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the loan agreement (the "Percentage"). The Percentage is reviewed quarterly and the interest rate is adjusted as necessary. At December 31, 2002, the interest rate on the Line of Credit was LIBOR (1.42% at December 31, 2002) plus 2.75%. Fees ranging from .25% to .55%, as determined by the Company's ratio of total indebtedness to EBITDA, are paid quarterly on the unused portion of the Line of Credit. The Line of Credit contains various covenants including the maintenance of a minimum net worth, minimum debt coverage and interest coverage ratios, and total indebtedness limitations. At December 31, 2002, the Company was in compliance with all covenants contained in the Line of Credit.

Certain of the Company's loan agreements require a quarterly deposit into separate room renovation accounts for the amount by which 4% of revenues at the Company's hotels exceeds the amount expended by the Company during the year for replacement of furniture, fixtures and equipment and capital improvements for the hotels. For the year ended December 31, 2002, actual expenditures exceeded the amounts required.

5. Debt, Continued

Future scheduled principal payments of debt obligations at December 31, 2002 are as follows (in thousands):

Year	Amount
2003	$ 91,449
2004	5,954
2005	14,137
2006	6,722
2007	8,598
Thereafter	236,021
	$362,881

6. Interest Rate Swap Contract

Effective January 16, 2001, the Company entered into an interest rate swap agreement with a financial institution on a notional amount of $50 million. The agreement effectively fixes the interest rate on the first $50 million of floating rate debt outstanding under the Line of Credit at a rate of 6.4275% plus the Percentage, thus reducing exposure to interest rate fluctuations. The notional amount does not represent amounts exchanged by the parties, and thus is not a measure of exposure to the Company. The term of the interest rate swap agreement is through November 2003. The differences to be paid or received by the Company under the interest rate swap agreement are recognized as an adjustment to interest expense. The agreement is with a major financial institution, which is expected to fully perform under the terms of the agreement.

Effective January 1, 2001, the Company adopted SFAS 133. The interest rate swap agreement described above is defined as a derivative instrument under SFAS 133. The Company designated this swap agreement as a cash flow hedge and has applied hedge accounting since its inception. Accordingly, the Company has recorded the change in fair value of this agreement from inception to December 31, 2002 in other comprehensive income.

7. Income Taxes

In years ending before January 1, 2001, the Company was not subject to federal and state income tax because of its REIT status. Under the provisions of the Tax Relief Extension Act of 1999 that became effective January 1, 2001, the Company began leasing hotels to wholly-owned taxable REIT subsidiaries (TRSs) which are subject to federal and state income taxes.

In order to qualify for REIT status under the Internal Revenue Code, the Company must meet several requirements. One of these requirements is that the Company must distribute at least 90% (95% for taxable years ending before January 1, 2001) of its taxable income in the form of a dividend to

its shareholders. Generally, a REIT is not subject to federal taxes on the income it distributes currently to its shareholders. If the Company fails to meet the REIT qualification tests, it will be subject to federal (including any alternative minimum tax) and state income tax and may not qualify as a REIT for subsequent taxable years. Management intends for the Company to continue to meet all of the REIT requirements.

7. Income Taxes, Continued

The components of income tax expense (benefit) at December 31 are as follows (in thousands):

	2002	2001
Deferred:		
Federal	$(5,659)	$(3,089)
State	(666)	(363)
Income tax benefit	$(6,325)	$(3,452)

The deferred income tax benefit and related deferred tax asset was calculated using an effective tax rate of 38% applied to the loss of the TRSs. The Company believes that the TRSs will generate sufficient future taxable income to realize in full this deferred tax asset. Accordingly, no valuation allowance has been recorded at December 31, 2002.

A reconciliation of the Company's statutory tax rate to its effective tax rate is as follows:

	2002	2001
Statutory U.S. federal income tax rate	35%	35%
State income tax (net of federal benefit)	3%	3%
Non taxable REIT income	(4,588%)	(89%)
Effective tax rate	(4,550%)	(51%)

The following table reconciles GAAP net income and REIT taxable income for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	2002	2001	2000
GAAP net income	$ 6,464	$10,164	$16,340
Plus GAAP net loss on taxable subsidiaries included above	10,322	5,635	-
GAAP net income from REIT operations	16,786	15,799	16,340
Book/tax differences on depreciation and amortization	10,212	8,269	3,240
Book/tax differences on gains/losses from capital transactions	208	874	300
Write-off of notes receivable	(630)	2,560	-
Other book/tax differences, net	12	(396)	361
Taxable income subject to distribution requirement	$26,588	$27,106	$20,241

8. Commitments and Related Party Transactions

All of the Company's hotels are operated under franchise agreements and are licensed as Hampton Inn hotels (48), AmeriSuites hotels (19), Residence Inn hotels (11), Homewood Suites hotels (9), Holiday Inn hotels (5), Comfort Inn hotels (3), Courtyard by Marriott (1) and Hampton Inn & Suites hotels (1). The TRS Lessees hold the franchise licenses for the hotels. The franchise agreements require the payment of fees based on a percentage of hotel room revenue.

The Company's management agreements range in terms from 2 to 10 years. The management fees consist of a base fee ranging from 1.5% to 2.5% of gross receipts and an incentive fee as defined by the management agreements. Base fees of approximately $440,000 and incentive fees of approximately $637,000 were earned by the management companies in 2002 and are included in hotel operating expenses in the consolidated statement of operations. As a part of the guarantee provided by Prime's subsidiaries for 19 of the Company's hotels, the Company received $3.6 million in 2002, which is considered as a reduction in base management fees.

Under the Percentage Leases, the Partnership is obligated to pay the costs of real estate and personal property taxes and to maintain underground utilities and structural elements of the Hotels. In addition, the Percentage Leases obligate the Partnership to fund the cost of periodic repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels. The Company also may be required by franchisors to fund certain capital improvements to hotel properties, which are funded from borrowings, working capital, or the room renovation account (Note 5). Capital improvements of $8.9 million, $22.2 million and $13.6 million in 2002, 2001, and 2000, respectively, were made to the hotel properties.

Effective January 1, 2002, the Company formed a joint venture (the "Venture") with one of its furniture and equipment contractors for the purpose of engaging in the sale of furniture and equipment to third parties. The Company has a 45% interest, and two of its executive officers, collectively, have a 5% interest in the Venture. The Company accounts for the Venture under the equity method of accounting. The Company will provide certain management services for the Venture for a fee of $240,000 in 2003. The Company provided similar services to its joint venture partner in 2002 and 2001 and was compensated $550,000 and $1.1 million, respectively, for such services which is included in other income in the consolidated statement of operations. The Company acquired furniture and equipment and related services from its joint venture partner for the years ended December 31, 2002, 2001, and 2000 of $5.8 million, $12.0 million, and $6.8 million, respectively.

In connection with its acquisition of a hotel in Chicago, Illinois, the Company entered into a contract whereby the final installment of the purchase price for the hotel would be adjusted based on a calculation of capitalized net operating income, as defined in the agreement, for the results of the hotel in either 2002, 2003, or 2004. The agreement stipulates that the minimum amount to be paid under this agreement by the Company to the seller is $4 million and the maximum is $8 million. The Company has obtained a letter of credit in the amount of $5 million related to this agreement.

The Company has commitments under operating land leases through December 31, 2062, at nine hotel properties for payments as follows: 2003 -- $805,888; 2004 -- $775,440; 2005 -- $751,362; 2006 -- $671,238; 2007 -- $548,401; thereafter -- $9.3 million.

The Company has commitments under a lease with an affiliate of Phillip H. McNeill, Sr., the Company's Chairman of the Board, for the Company's corporate office space through December 2008 at monthly payments of $13,238.

9. Supplemental Disclosure of Noncash Operating, Investing and Financing Activities

In 2002, the Company issued 51,704 shares of Common Stock valued at $6.62 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2001; 2,566 Units of limited partnership interest in the Partnership ("Units") were exchanged for 2,566 shares of Common Stock by certain limited partners; 2,160 unvested, restricted shares of common stock were forfeited by an officer of the Company; 11,907 shares of Common Stock at prices ranging from $5.30 to $8.19 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

In 2002, the Company recorded a $4 million addition to the purchase price of one of its hotel properties in accordance with the provisions of the purchase agreement. These funds will be paid to the seller, at the seller's discretion, in 2003 or 2004.

In 2001, the Company issued 39,722 shares of Common Stock valued at $6.62 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2000; 11,421 Units were exchanged for 11,421 shares of Common Stock by certain limited partners; 31,820 restricted shares of Common Stock valued at $6.19 per share were issued to the Company's officers; 10,000 shares of Common Stock at prices ranging from $6.19 to $9.80 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

In 2002, the Company transferred $712,000 of deferred gain related to a transaction with Hudson to its allowance for doubtful accounts on its note receivable from Hudson (see Note 4).

In 2000, $145,000 of deferred franchise fees and corresponding payables were determined not to be owed; the Company issued 38,669 shares of Common Stock valued at $6.88 per share to its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 1999; 7,010 unvested, restricted shares of common stock were forfeited by an officer of the Company; 74,703 Units were exchanged for 74,703 shares of Common Stock by certain limited partners; 71,450 restricted shares of Common Stock valued at $6.75 per share were issued to the Company's officers and 12,324 shares of Common Stock at prices ranging from $5.50 to $6.88 per share were issued to independent directors of the Company in lieu of cash as directors' compensation.

10. Capital Stock

The Board of Directors is authorized to provide for the issuance of up to ten million shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences, and rights of each such series and the qualifications, limitations or restriction thereof. The Company has outstanding 2,750,000 shares of its 9½% Series A Cumulative Preferred Stock, $.01 par value ("Series A Preferred Stock").

The outstanding Units are redeemable at the option of the holder for a like number of shares of Common Stock, or at the option of the Company, the cash equivalent thereof. Total Units outstanding at December 31, 2002 and 2001 were 1,196,084 and 1,198,650, respectively.

11. Stock Based Compensation Plans

The Company is authorized, under the 1994 Stock Incentive Plan (the "1994 Plan") and the Directors' Compensation Plan (the "Directors Plan") (referred to collectively as the "Plans"), to issue a total of 4,100,000 shares of common stock to directors, officers and key employees of the Company in the form of stock options, restricted stock, or performance stock. Under the 1994 Plan, the total shares available for grant is 4,000,000, of which not more than 2,000,000 shares may be grants of restricted stock or performance stock. Under the Directors Plan, the total shares available for grants of options is 100,000. Directors may also elect to receive their meeting and retainer fees in the form of common stock.

Stock Options

All options to officers and key employees have 8 to 10 year contractual terms and generally vest ratably over 5 years. A summary of the Company's stock options as of December 31, 2002, 2001 and 2000 and the changes during the years are presented below:

	2002		2001		2000	
	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price	# of Shares of Underlying Options	Weighted Average Exercise Price
Outstanding at beginning of year	590,000	$12.54	586,000	$12.56	582,000	$12.60
Granted	4,000	$7.77	4,000	$ 9.32	4,000	$ 6.88
Expirations	(441,000)	$12.50				
Exercised						
Forfeited						
Outstanding at end of year	153,000	$12.53	590,000	$12.54	586,000	$12.56
Exercisable at end of year	148,000	$12.60	561,000	$12.54	529,000	$12.58

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	# Outstanding at 12/31/02	Weighted Average Remaining Life	Weighted Average Exercise Price	# Exercisable at 12/31/02	Weighted Average Remaining Life	Weighted Average Exercise Price
$6.88 -- $13.69	153,000	4.41	$12.53	148,000	4.34	$12.60

The Company applies APB Opinion No. 25 and related interpretations in accounting for the plans as permitted by FASB Statement No. 123. Consequently, no compensation cost has been recognized under the Plans.

11. Stock Based Compensation Plans, Continued

For the purposes of disclosures required by FASB Statement No. 123, the fair value of each option granted during 2002, 2001 and 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend of $0.53 for 2002, dividend of $.75 for 2001 and $1.06 for 2000; (2) expected volatility of .25 for 2002, .24 for 2001, and .21 for 2000; (3) a risk-free interest rate of 4.5% for 2002, 5.0% for 2001, and 6.3% for 2000; and (4) expected life of six years for 2002, six years for 2001, six years for 2000.

Had compensation cost for the Company's 2002, 2001 and 2000 grants for stock-based compensation plans been determined consistent with SFAS 123, the Company's pro forma net income, and net income per common share for 2002, 2001 and 2000 would have decreased less than 1%.

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of the future effect, since additional SFAS 123 awards in future years are anticipated.

Restricted Stock

A summary of the status of the Company's restricted stock grants made under the Plans to officers and directors as of December 31, 2002, 2001 and 2000 and the changes during the years are presented below:

	2002		2001		2000	
	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant	# of Shares	Weighted Average Fair Market Value at Grant
Outstanding at beginning of year	418,120	$10.40	386,300	$10.75	323,300	$11.64
Granted:						
With 5 year pro rata vesting			21,820	$ 6.19	51,450	$ 6.75
With 4 year pro rata vesting						
With 3 year pro rata vesting			10,000	$ 6.19	20,000	$ 6.75
Total granted			31,820	$ 6.19	71,450	$ 6.75
Vested to former employee	(1,440)	$6.75			(1,440)	$11.83
Forfeited	(2,160)	$6.75			(7,010)	$10.93
Outstanding at end of year	414,520	$10.43	418,120	$10.40	386,300	$10.75
Vested at end of year	302,489	$11.11	218,086	$11.56	141,240	$12.06

12. Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a uniform accounting model for long-lived assets to be disposed of and changes the criteria for classifying assets as held-for-sale. The Company's adoption of this standard in the first quarter of fiscal 2002 did not have a significant impact.

12. Recent Accounting Pronouncements, Continued

In April 2002, the FASB issued SFAS No. 145, "Rescission of Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 will generally require gains and losses on extinguishment of debt to be classified as income or loss from continuing operations rather than as extraordinary items. The Company is required to adopt SFAS No. 145 in fiscal 2003.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This standard requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAF No. 146 will apply to exit or disposal activities initiated after fiscal 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment to FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods for transition to SFAS No. 123's fair value method of accounting for stock-based compensation. As amended by SFAS No. 148, SFAS No. 123 also requires additional disclosure regarding stock-based compensation in annual and condensed interim financial statements. The new disclosure requirements are effective immediately and are reflected in Note 2 to the Consolidated Financial Statements.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees. FIN 45 requires entities to disclose additional information about certain guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the recognition and measurement provision to have a material impact on the Company's financial statements and has complied with the additional disclosure requirements of FIN 45 in the financial statements.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" ("VIEs"), an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to improve financial reporting of special purpose and other entities. In accordance with the interpretation, business enterprises that represent the primary beneficiary of another entity by retaining a controlling financial interest in that entity's assets, liabilities, and results of operating activities must consolidate the entity in their financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. Certain VIEs that are qualifying special purpose entities ("QSPEs") subject to the reporting requirements of SFAS 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities," will not be required to be consolidated under the provisions of FIN 46. The consolidation provisions of FIN 46 apply to VIEs created or entered into after January 31, 2003, and for pre-existing VIEs in the first reporting period beginning after June 15, 2003. If applicable, transition rules allow the restatement of financial statements or prospective application with a cumulative effect adjustment. In addition, FIN 46

12. Recent Accounting Pronouncements, Continued

expands the disclosure requirements for the beneficiary of a significant or a majority of the variable interests to provide information regarding the nature, purpose and financial characteristics of the entities. The Company does not believe that the adoption of FIN 46 will have a material adverse impact on the Company's financial statements.

13. Subsequent Events

During January 2003, the Partnership sold two hotels (Hampton Inn, Fort Worth, Texas and Hampton Inn & Suites, Bartlett, Tennessee) to third parties for an aggregate sales price of approximately $10.7 million. The Company realized a gain of approximately $1.3 million as a result of these sales. The sales prices were paid in cash.

On January 27, 2003, the Company issued 19,081 shares of common stock valued at $5.88 per share to one of its officers in lieu of cash to satisfy bonus compensation accrued at December 31, 2002.

EQUITY INNS, INC.
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(in thousands)

	Allowance for Doubtful Account
Balance January 1, 2000	$ 0
Charged to costs and expenses	-
Charged to other accounts	-
Deductions	-
Balance December 31, 2000	0
Charged to costs and expenses	2,717
Charged to other accounts	712
Deductions	-
Balance December 31, 2001	$3,429
Charged to costs and expenses	25
Charges to other accounts	
Deductions	(650)
Balance December 31, 2002	$2,804

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF DECEMBER 31, 2002
(in thousands)

	Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period							
Description of Property	Land	Buildings and Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Total	Accumulated Depreciation Buildings and Improvements; Furniture & Fixtures	Net Book Value Buildings and Improvements; Furniture & Fixtures	Date of Construction	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn- Albany, New York	$953	$9,897	$802		$1,226	$162	$953	$10,562	$964	$12,479	$3,705	$9,335	1986	5-40 Yrs.
Hampton Inn-Cleveland, Ohio	820	4,428	217		780	392	820	5,208	609	6,637	1,859	4,778	1987	5-40 Yrs.
Hampton Inn-College Station, Texas	656	4,655	671		1,006	427	656	5,661	1,098	7,415	2,287	5,128	1986	5-40 Yrs.
Hampton Inn-Columbus, Georgia	603	2,591	787		809	377	603	3,400	1,164	5,167	1,940	3,227	1986	5-40 Yrs.
Hampton Inn-Ft. Worth, Texas	385	1,754	896		985	470	385	2,739	1,366	4,490	1,572	2,918	1987	5-40 Yrs.
Hampton Inn-Louisville, Kentucky	395	2,408	919		732	272	395	3,138	1,191	4,724	2,398	2,328	1986	5-40 Yrs.
Hampton Inn-Sarasota, Florida	553	3,389	753		760	220	553	4,149	973	5,675	1,685	3,990	1987	5-40 Yrs.
Hampton Inn-Ann Arbor, Michigan	565	4,499	506		694	526	565	5,193	1,032	6,790	2,231	4,559	1986	5-31 Yrs.
Hampton Inn-Gurnee, Illinois	630	3,397	277		1,061	811	630	4,458	1,088	6,176	1,956	4,220	1988	5-31 Yrs.
Comfort Inn-Arlington, Texas	425	6,387	582		631	452	425	7,018	1,034	8,477	2,538	5,939	1985	5-31 Yrs.
Residence Inn-Eagan, Minnesota	540	8,130	652		1,472	879	540	9,602	1,531	11,673	3,758	7,915	1988	5-31 Yrs.
Residence Inn-Tinton Falls, New Jersey		7,711	419		946	671		8,657	1,090	9,747	2,989	6,758	1988	5-31 Yrs.
Hampton Inn-Milford, Connecticut	759	5,689	467		966	788	759	6,655	1,255	8,669	2,550	6,119	1986	5-31 Yrs.
Hampton Inn-Meriden, Connecticut	648	3,226	435		786	432	648	4,012	867	5,527	1,683	3,844	1988	5-31 Yrs.
Hampton Inn-Beckley, West Virginia	1,876	5,557	402		610	52	1,876	6,167	454	8,497	1,848	6,649	1992	5-31 Yrs.
Holiday Inn-Bluefield, West Virginia	1,661	6,141	342		1,774	1,264	1,661	7,915	1,606	11,182	3,170	8,012	1980	5-31 Yrs.
Hampton Inn-Gastonia, North Carolina	1,651	4,741	358		380	619	1,651	5,121	977	7,749	2,052	5,697	1989	5-31 Yrs.
Hampton Inn-Morgantown, West Virginia	1,573	4,311	324	$4	288	454	1,577	4,599	778	6,954	1,729	5,225	1991	5-31 Yrs.
Holiday Inn-Oak Hill, West Virginia	269	3,727	85		1,628	1,191	269	5,355	1,276	6,900	2,251	4,649	1983	5-31 Yrs.
Holiday Inn Express-Wilkesboro, North Carolina	269	2,778	177		1,259	701	269	4,037	878	5,184	1,450	3,734	1985	5-31 Yrs.
Hampton Inn-Naperville, Illinois	678	6,455	396		975	768	678	7,430	1,164	9,272	2,772	6,500	1987	5-31 Yrs.
Hampton Inn-State College, Pennsylvania	718	7,310	525		440	489	718	7,750	1,014	9,482	2,650	6,832	1987	5-31 Yrs.
Comfort Inn-Rutland, Vermont	359	3,683	354		355	322	359	4,038	676	5,073	1,588	3,485	1985	5-31 Yrs.
Hampton Inn-Scranton, Pennsylvania	403	7,017	720		285	380	403	7,302	1,100	8,805	2,613	6,192	1994	5-31 Yrs.
Residence Inn-Omaha, Nebraska	953	2,650	162	6	1,822	899	959	4,472	1,061	6,492	1,619	4,873	1985	5-31 Yrs.
Hampton Inn-Fayetteville, North Carolina	403	5,043	148	17	976	957	420	6,019	1,105	7,544	2,256	5,288	1986	5-31 Yrs.
Hampton Inn-Indianapolis, Indiana	1,207	6,513	126		635	1,155	1,207	7,148	1,281	9,636	2,758	6,878	1987	5-31 Yrs.
Hampton Inn-Jacksonville Florida	403	4,793	126		505	1,253	403	5,298	1,379	7,080	2,293	4,787	1986	5-31 Yrs.
Holiday Inn-Mt. Pleasant, South Carolina	888	7,874	247		2,558	1,690	888	10,432	1,937	13,257	2,852	10,405	1988	5-31 Yrs.
Comfort Inn-Jacksonville Beach, Florida	849	7,307	371	2	2,116	1,443	851	9,423	1,814	12,088	3,305	8,783	1990	5-31 Yrs.
Hampton Inn-Austin, Texas	500	6,659	375	6	658	842	506	7,317	1,217	9,040	2,532	6,508	1987	5-31 Yrs.
Hampton Inn-Knoxville, Tennessee	617	3,871	232		768	873	617	4,639	1,105	6,361	1,730	4,631	1988	5-31 Yrs.
Hampton Inn-Glen Burnie, Maryland		5,075	322		767	723		5,842	1,045	6,887	1,874	5,013	1989	5-31 Yrs.
Hampton Inn-Detroit, Michigan	1,207	5,785	526		685	447	1,207	6,470	973	8,650	2,088	6,562	1989	5-31 Yrs.
Homewood Suites-Hartford, Connecticut	2,866	7,660	915		1,206	318	2,866	8,866	1,233	12,965	2,442	10,523	1990	5-31 Yrs.
Holiday Inn-Winston-Salem, North Carolina	1,350	3,124	639		3,776	953	1,350	6,900	1,592	9,842	2,130	7,712	1989	5-31 Yrs.
Hampton Inn-Scottsdale, Arizona	2,227	6,566	723		231	150	2,227	6,797	873	9,897	2,122	7,775	1996	5-31 Yrs.
Hampton Inn-Chattanooga, Tennessee	1,475	6,824	752		1,419	467	1,475	8,243	1,219	10,937	2,092	8,845	1988	5-31 Yrs.
Homewood Suites-San Antonio, Texas	907	6,661	1,029		238	93	907	6,899	1,122	8,928	2,330	6,598	1996	5-31 Yrs.
Residence Inn-Burlington, Vermont	678	6,677	342		1,119	747	678	7,796	1,089	9,563	2,365	7,198	1988	5-31 Yrs.
Homewood Suites-Phoenix, Arizona		7,086	902		1,803	69		8,889	971	9,860	2,584	7,276	1998	5-31 Yrs.
Residence Inn-Colorado Springs, Colorado	1,350	7,638	740		1,462	555	1,350	9,100	1,295	11,745	2,363	9,382	1984	5-31 Yrs.
Residence Inn-Oklahoma City, Oklahoma	1,450	8,921	850		1,895	292	1,450	10,816	1,142	13,408	2,669	10,739	1982	5-31 Yrs.
Residence Inn-Tucson, Arizona	832	7,078	705		1,208	803	832	8,286	1,508	10,626	2,528	8,098	1985	5-31 Yrs.
Hampton Inn-Norfolk, Virginia		5,092	520		956	709		6,048	1,229	7,277	1,912	5,365	1990	5-31 Yrs.
Hampton Inn-Pickwick, Tennessee	370	1,484	263		321	174	370	1,805	437	2,612	633	1,979	1994	5-31 Yrs.
Hampton Inn-Overland Park, Kansas	908	5,931	330		893	825	908	6,824	1,155	8,885	1,955	6,930	1991	5-31 Yrs.
Hampton Inn-Addison, Texas	2,981	6,336	810		878	830	2,981	7,214	1,640	11,835	2,320	9,515	1985	5-31 Yrs.
Hampton Inn-Atlanta-Northlake, Georgia		6,905	600		708	652		7,613	1,252	8,865	2,143	6,722	1988	5-31 Yrs.
Hampton Inn-Birmingham (Mountain Brook), Alabama		7,988	687		841	377		8,829	1,084	9,893	2,205	7,688	1987	5-31 Yrs.
Hampton Inn-Birmingham (Vestavia), Alabama	1,057	5,162	541		624	571	1,057	5,786	1,112	7,955	1,744	6,211	1986	5-31 Yrs.
Hampton Inn-Chapel Hill, North Carolina	1,834	6,504	725		457	382	1,834	6,961	1,107	9,902	1,987	7,915	1986	5-31 Yrs.
Hampton Inn-Charleston, South Carolina	712	5,219	516		534	616	712	5,753	1,132	7,597	1,718	5,879	1985	5-31 Yrs.
Hampton Inn-Colorado Springs, Colorado	803	3,925	411		702	344	803	4,627	755	6,185	1,337	4,848	1985	5-31 Yrs.
Hampton Inn-Columbia, South Carolina	650	6,572	628		560	405	650	7,132	1,033	8,815	1,975	6,840	1985	5-31 Yrs.

EQUITY INNS, INC.
SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
AS OF DECEMBER 31, 2002
(in thousands)

	Initial Cost			Cost Capitalized Subsequent to Acquisition			Gross Amount at Which Carried at Close of Period							
Description of Property	Land	Buildings and Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Land	Buildings and Improvements	Furniture and Fixtures	Total	Accumulated Depreciation Buildings and Improvements; Furniture & Fixtures	Net Book Value Buildings and Improvements; Furniture & Fixtures	Date of Construction	Life Upon Which Depreciation In Statement Is Computed
Hampton Inn-Aurora, Colorado	784	3,344	359		710	421	784	4,054	780	5,618	1,207	4,411	1985	5-31 Yrs.
Hampton Inn-Detroit (Madison Heights), Michigan	881	4,304	451		553	283	881	4,857	734	6,472	1,364	5,108	1987	5-31 Yrs.
Hampton Inn-Dublin, Ohio	944	3,612	483		804	679	944	4,416	1,162	6,522	1,526	4,996	1988	5-31 Yrs.
Hampton Inn-Kansas City, Kansas	585	4,294	425		354	408	585	4,648	833	6,066	1,377	4,689	1987	5-31 Yrs.
Hampton Inn-Little Rock, Arkansas	898	5,520	558		853	424	898	6,373	982	8,253	1,607	6,646	1985	5-31 Yrs.
Hampton Inn-Memphis (Poplar), Tennessee	1,955	6,547	739		991	510	1,955	7,538	1,249	10,742	2,050	8,692	1985	5-31 Yrs.
Hampton Inn-Memphis (Sycamore), Tennessee		2,751	239		786	667		3,537	908	4,443	1,115	3,328	1984	5-31 Yrs.
Hampton Inn-Nashville (Briley), Tennessee		6,550	569		1,151	618		7,701	1,187	8,888	1,923	6,965	1987	5-31 Yrs.
Hampton Inn-Richardson, Texas	1,750	5,252	609		687	667	1,750	5,939	1,276	8,965	1,931	7,034	1987	5-31 Yrs.
Hampton Inn-St. Louis, Missouri	665	3,775	386		760	775	665	4,535	1,161	6,361	1,595	4,766	1987	5-31 Yrs.
Homewood Suites-Germantown, Tennessee	1,011	5,760	1,011		650	5	1,011	6,410	1,016	8,437	1,628	6,809	1986	5-31 Yrs.
Homewood Suites-Augusta, Georgia	330	4,164	516		197	124	330	4,361	640	5,331	1,208	4,123	1997	5-31 Yrs.
Residence Inn-Princeton, New Jersey	1,920	15,875	1,500		1,462	479	1,920	17,337	1,979	21,236	4,216	17,020	1988	5-31 Yrs.
AmeriSuites-Cincinnati (Blue Ash), Ohio	900	6,241	466		359	305	900	6,600	771	8,271	1,551	6,720	1990	5-31 Yrs.
AmeriSuites-Cincinnati (Forest Park), Ohio	800	5,616	569		418	331	800	6,034	900	7,734	1,599	6,135	1992	5-31 Yrs.
AmeriSuites-Columbus, Ohio	903	6,774	856		354	558	903	7,128	1,414	9,445	1,981	7,464	1994	5-31 Yrs.
AmeriSuites-Flagstaff, Arizona	600	3,832	737		234	221	600	4,066	958	5,624	1,238	4,386	1993	5-31 Yrs.
AmeriSuites-Jacksonville, Florida	1,168	5,734	436		621	363	1,168	6,355	799	8,322	1,544	6,778	1996	5-31 Yrs.
AmeriSuites-Indianapolis, Indiana	700	4,775	800		518	123	700	5,293	923	6,916	1,234	5,682	1992	5-31 Yrs.
AmeriSuites-Miami, Florida	1,500	9,387	900		241	89	1,500	9,628	989	12,117	2,248	9,869	1996	5-31 Yrs.
AmeriSuites-Overland Park, Kansas	1,300	7,030	900		484	375	1,300	7,514	1,275	10,089	2,025	8,064	1994	5-31 Yrs.
AmeriSuites-Richmond, Virginia	1,772	9,640	921		507	308	1,772	10,147	1,229	13,148	2,382	10,766	1992	5-31 Yrs.
AmeriSuites-Tampa, Florida	1,400	9,786	523		163	160	1,400	9,949	683	12,032	2,067	9,965	1994	5-31 Yrs.
Hampton Inn-San Antonio, Texas	3,749	7,539	1,317		781	234	3,749	8,320	1,551	13,620	2,262	11,358	1995	5-31 Yrs.
Homewood Suites-Sharonville, Ohio	863	6,194	746		1,011	538	863	7,205	1,284	9,352	1,903	7,449	1990	5-31 Yrs.
Residence Inn-Boise, Idaho	950	5,758	350		1,177	1,010	950	6,935	1,360	9,245	1,614	7,631	1986	5-31 Yrs.
Residence Inn-Portland, Oregon	2,400	20,735	500		1,071	1,105	2,400	21,806	1,605	25,811	3,987	21,844	1990	5-31 Yrs.
Hampton Inn & Suites-Memphis (Bartlett), Tennessee	860	5,721	1,052		198	44	860	5,919	1,096	7,875	1,608	6,267	1998	5-31 Yrs.
Residence Inn-Somers Point, New Jersey	1,094	6,372	729		789	657	1,094	7,161	1,386	9,641	1,899	7,742	1998	5-31 Yrs.
AmeriSuites-Albuquerque, New Mexico	1,776	6,871	918		44	54	1,776	6,915	972	9,663	1,608	8,055	1997	5-31 Yrs.
AmeriSuites-Baltimore, Maryland	659	8,514	898		314	(91)	659	8,828	807	10,294	1,582	8,712	1998	5-31 Yrs.
AmeriSuites-Baton Rouge, Louisiana	649	9,085	1,157		52	68	649	9,137	1,225	11,011	2,085	8,926	1997	5-31 Yrs.
AmeriSuites-Birmingham, Alabama	1,066	5,871	758		60	29	1,066	5,931	787	7,784	1,357	6,427	1997	5-31 Yrs.
AmeriSuites-Las Vegas, Nevada	4,126	13,056	1,965		49	153	4,126	13,105	2,118	19,349	3,204	16,145	1998	5-31 Yrs.
AmeriSuites-Memphis (Wolfchase), Tennessee	1,108	6,433	900		47	45	1,108	6,480	945	8,533	1,533	7,000	1996	5-31 Yrs.
AmeriSuites-Miami (Kendall), Florida	2,426	7,394	802		178	122	2,426	7,572	924	10,922	1,640	9,282	1996	5-31 Yrs.
AmeriSuites-Minneapolis, Minnesota	1,312	7,421	873		90	92	1,312	7,511	965	9,788	1,668	8,120	1997	5-31 Yrs.
AmeriSuites-Nashville, Tennessee	1,622	8,452	1,198		52	9	1,622	8,504	1,207	11,333	2,007	9,326	1997	5-31 Yrs.
Homewood Suites-Seattle, Washington	2,640	17,769	1,760		268	262	2,640	18,037	2,022	22,699	3,808	18,891	1998	5-31 Yrs.
Homewood Suites-Chicago, Illinois		29,052			4,479	3,582		33,531	3,582	37,113	5,953	31,160	1999	5-31 Yrs.
Homewood Suites-Orlando, Florida	4,250	17,015			365	2,841	4,250	17,380	2,841	24,471	3,520	20,946	1999	5-31 Yrs.
Courtyard by Marriott-Houston, Texas	2,193	12,005	2,123				2,193	12,005	2,123	16,321	68	16,258	2002	5-31 Yrs.
Construction in Progress	2,167			25			2,192	561		2,753		2,192		
Corporate Office--Memphis, TN						441			441	441	241	200	1999	7 Yrs
	$105,540	$646,622	$61,328	$60	$79,051	$53,821	$105,600	$725,673	$115,149	$946,422	$208,276	$740,146		

(a) Reconciliation of Real Estate:	
Balance at December 31, 2000	$908,996
Additions during the period	12,991
Sales during the period	(1,168)
Balance at December 31, 2001	918,819
Additions during the period	29,210
Disposals during period	(1,607)
Balance at December 31, 2002	$946,422

(b) Reconciliation of Accumulated Depreciation:	
Balance At December 31, 2000	$134,585
Depreciation expense during the period	32,344
Depreciation on sales during the period	0
Balance at December 31, 2001	166,929
Depreciation expense during the period	40,954
Disposals during period	(1,607)
Balance at December 31, 2002	$208,276

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the fiscal year ended December 31, 2002 and through the date of this report, there has been no change in the Company's independent accountants, nor have any disagreements with such accountants or reportable events occurred.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item is incorporated by reference from the section entitled "The Election of Directors" in the Proxy Statement as to the Company's directors. See also Item 1 -- "Business-Executive Officers of the Company."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated by reference from the section entitled "Executive Compensation" in the Proxy Statement. The matters labeled "Performance Graph" contained in the Proxy Statement shall not be deemed to be incorporated by reference into this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated by reference from the sections entitled "Ownership of Our Common Stock" and "The Election of Directors" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item is incorporated by reference from the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. CONTROLS AND PROCEDURES

Company management, including the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-14 as of a date within 90 days of the filing of this annual report. Based on that evaluation, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer completed their evaluation.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

The following documents are filed as part of this Annual Report on Form 10-K:

(a) Financial Statements:

The following financial statements and financial statement schedules are located in this report on the pages indicated:

Equity Inns, Inc.	Page
Report of Independent Accountants	28
Consolidated Balance Sheets at December 31, 2002 and 2001	29
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	30
Consolidated Statements of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000	31
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000	32
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	34
Notes to Consolidated Financial Statements	35
Schedule II -- Valuation and Qualifying Accounts for the years ended December 31, 2002, 2001 and 2000	50
Schedule III - Real Estate and Accumulated Depreciation as of December 31, 2002	51

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted from this report.

(b) Reports on Form 8-K:

Five (5) reports on Form 8-K were filed by the Company with the SEC during the fourth quarter of 2002: (1) on October 17, 2002 under Item 9 to amend the report on Form 8-K dated May 2, 2002 in order to clarify that the information contained in such report shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934; (2) on October 17, 2002 under Item 9 to amend the report on From 8-K dated June 21, 2002 in order to clarify that the information contained in such report shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934; (3) on October 17, 2002 under Item 9 to amend the report on Form 8-K dated August 8, 2002 in order to clarify that the information contained in such report shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934; (4) on

November 5, 2002 under Item 9 to report the issuance of a press release as to the Company's operating results for the third quarter of 2002; and (5) on November 13, 2002 under Item 9 to file the certifications of the Company's Chief Executive Officer and Chief Financial Officer required under the Sarbanes-Oxley Act of 2002.

(c) Exhibits:

Exhibit Number	Description
3.1(a) --	Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on October 23, 1997)
3.1(b) --	Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on May 28, 1998)
3.1(c) --	Articles of Amendment to the Second Amended and Restated Charter of the Registrant (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on June 24, 1998)
3.2 --	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304)
4.1(a) --	Form of Share Certificate for the Company's Common Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))
4.1(b) --	Form of Share Certificate for the Company's 9 1/2% Series A Cumulative Preferred Stock, $.01 par value (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11 (Registration No. 33-73304))
4.2(a) --	Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated June 24, 1997 (Registration No. 01-12073) filed with the SEC on July 10, 1997)
4.2(b) --	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on June 24, 1998)
4.3, 10.1--	Indenture dated as of February 6, 1997 among EQI Financing Partnership I, L.P. as Issuer, LaSalle National Bank as Trustee, and ABN AMBRO Bank N.V. as Fiscal Agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)
10.2(a) --	Form of Lease Agreement, effective as of January 1, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)
10.2(b)--	Form of Consolidated Lease Agreement for the AmeriSuites hotels leased by certain subsidiaries of Equity Inns TRS Holdings, Inc. as lessees, and Equity Inns Partnership, L.P. as lessor, effective as of January 1, 2002 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.3(a)-- Equity Inns, Inc. 1994 Stock Incentive Plan (incorporated by reference to Exhibit 10.29(a) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.3(b)-- Equity Inns, Inc. Non-Employee Directors' Stock Option Plan (incorporated by reference to Exhibit 10.29(b) to the Company's Registration Statement on Form S-11 (Registration No. 33-80318))

10.4 -- Right of First Refusal Agreement between Wolf River Hotel, L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.5 -- Right of First Refusal Agreement between SAHI I L.P. and Equity Inns Partnership, L.P. (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-3 (Registration No. 33-93158))

10.6(a)-- Loan Agreement, dated as of June 16, 1999, among EQI Financing Partnership II, L.P. and EQI/WV Financing Partnership, L.P., as Borrower Parties, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(b)-- Loan Affirmation and Modification Agreement dated as of December 31, 2000 by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company II, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.6(c) -- Loan Affirmation and Modification Agreement dated as of January 9, 2002 , 2001 by and among EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., EQI Financing Partnership V, L.P., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Equity Inns Partnership, L.P., Equity Inns, Inc., Equity Inns Trust, Norwest Bank Minnesota, National Association, as trustee, and LaSalle Bank National Association, as trustee (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.7 -- Loan Agreement, dated as of October 20, 2000, between EQI Financing Partnership V, L.P., as Borrower, and GMAC Commercial Mortgage Corporation, as Lender (incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.8 -- Loan Agreement, dated as of November 7, 2000, between EQI Financing Partnership III, L.P., as Borrower, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.9 -- Loan Agreement, dated as of November 7, 2000, by and among EQI Financing Partnership IV, L.P. and EQI/WV Financing Partnership II, L.P., as Borrowers, and General Electric Capital Corporation, as Lender (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (Registration No. 01-12073) filed with the SEC on March 23, 2001)

10.10(a) -- Secured Revolving Credit Agreement dated as of October 26, 2000, by and among Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P. and Equity Inns Partnership II, L.P. as Borrower, Bank One, NA, Credit Lyonnais New York Branch, Bank of America, N.A., National Bank of Commerce, AmSouth Bank and Union Planters Bank, National Association, as Lenders, Bank One, NA, as Administrative Agent, Banc One Capital Markets, Inc. as Co-Lead Arranger/Book Manager, Credit Lyonnais New York Branch as Syndication Agent and Co-Lead Arranger/Book Manager, and Bank of America N.A. as Documentation Agent (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 11, 2001)

10.10(b) -- Waiver and Amendment to Credit Agreement dated as of December 4, 2001 among Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., Bank One, NA, Credit Lyonnais New York Branch, Bank of America, N.A., National Bank of Commerce, AmSouth Bank and Union Planters Bank, National Association (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on December 12, 2001)

10.11-- Master Lease Termination Agreement dated as of December 20, 2001, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership II, L.P., EQI Financing Partnership V, L.P., EQI/WV Financing Partnership, L.P., ENN Leasing Company, Inc., ENN Leasing Company II, L.L.C., ENN Leasing Company V, L.L.C., Prime Hospitality Corp., Oradell Holding Corp., Wayne Holding Corp, and Caldwell Holding Corp. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.12 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Promus Hotels, Inc., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.13 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Crestline Hotels and Resorts, Inc., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.14 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and Crossroads Hospitality Company, L.L.C., effective as of January 1, 2001 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on February 26, 2001)

10.15 -- Form of Management Agreement between certain subsidiaries of Equity Inns TRS Holdings, Inc. and certain affiliates of Prime Hospitality Corp., effective as of January 1, 2002 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the SEC on January 25, 2002)

10.16 -- Form of Deed of Trust dated as of February 6, 1997 by EQI Financing Partnership 1, L.P. in favor of LaSalle National Bank, as Trustee (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (Registration No. 01-12073) for the quarter ended March 31, 1997 and filed with the SEC on April 30, 1997)

10.17 -- Commercial Lease dated as of December 17, 1998 between 64 LTD. LLC and Equity Inns Services, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.18 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Sr. (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.19 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Howard A. Silver (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.20 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Donald H. Dempsey (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)**

10.21 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Phillip H. McNeill, Jr. (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (Registration No. 01-12073) filed with the SEC on March 23, 1999)

10.22 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and J. Ronald Cooper (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Registration No. 01-12073) filed with the SEC on March 25, 2002)

10.23 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Richard F. Mitchell (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (Registration No. 01-12073) filed with the SEC on March 25, 2002)

10.24 -- Change in Control and Termination Agreement between Equity Inns Services, Inc., Equity Inns, Inc. and Michael K. Goforth (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Registration No. 01-12073) filed with the SEC on March 17, 2000)

10.25 -- Equity Inns, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (Registration No. 01-12073) filed with the SEC on March 17, 2000)

10.26 -- Master Lease Termination Agreement dated as of September 7, 2000, by and among Equity Inns, Inc., Equity Inns Partnership, L.P., Equity Inns/West Virginia Partnership, L.P., EQI Financing Partnership I, L.P., EQI Financing Partnership II, L.P., EQI/WV Financing Partnership, L.P., Equity Inns Partnership II, L.P., E.I.P. Orlando, L.P., Crossroads/Memphis Partnership, L.P., Crossroads/Memphis Financing Company, L.L.C., Crossroads/Memphis Financing Company II, L.L.C., Crossroads Future Company, L.L.C., Crossroads Future Financing Company, L.L.C., Interstate Hotels, LLC and Crossroads Hospitality Company, L.L.C. (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K (Registration No. 01-12073) filed with the Securities and Exchange Commission on January 11, 2001)

21.1* -- List of subsidiaries of Equity Inns, Inc.

23.1* -- Consent of PricewaterhouseCoopers L.L.P.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on the 27th day of March, 2003.

EQUITY INNS, INC.

By: /s/Phillip H. McNeill, Sr.
Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 27th day of March, 2003.

Signature	Title	Date
/s/ Phillip H. McNeill, Sr. Phillip H. McNeill, Sr.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director	March 27, 2003
/s/ Howard A. Silver Howard A. Silver	President, Chief Operating Officer and Director	March 27, 2003
/s/ Donald H. Dempsey Donald H. Dempsey	Executive Vice President, Secretary Treasurer, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	March 27, 2003
/s/ William A. Deupree, Jr. William A. Deupree, Jr.	Director	March 27, 2003
/s/ Harry S. Hays Harry S. Hays	Director	March 27, 2003
/s/ Joseph W. McLeary Joseph W. McLeary	Director	March 27, 2003
/s/ Raymond E. Schultz Raymond E. Schultz	Director	March 27, 2003

CEO CERTIFICATION

I, Phillip H. McNeill, Sr., certify that:

1. I have reviewed this annual report on Form 10-K of Equity Inns, Inc. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Phillip H. McNeill, Sr.
Phillip H. McNeill, Sr.
Chairman of the Board and Chief Executive Officer

CFO CERTIFICATION

I, Donald H. Dempsey, certify that:

1. I have reviewed this annual report on Form 10-K of Equity Inns, Inc. (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report.

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and we have:

(a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ Donald H. Dempsey
Donald H. Dempsey
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Common Stock Information

The Common Stock of Equity Inns, Inc. trades on the New York Stock Exchange under the symbol ENN. The prices set forth below reflect the high and low closing prices for the Company's Common Stock for the periods indicated as reported by the NYSE and the cash distributions declared per share. The Company, which historically has paid a quarterly cash dividend on its Common Stock, temporarily suspended payment of the Common Stock dividend in the fourth quarter 2001. The company resumed payment of a Common Stock cash dividend in the 2002 first quarter. Total dividends declared in 2002 were $0.51.

Stock Price

	Price Range		Distributions Declared Per Share and Unit	Record Date
	High	Low		
Year Ended December 31, 2002:				
First Quarter	$8.34	$6.92	$0.12	March 29, 2002
Second Quarter	$8.34	$6.92	$0.13	June 28, 2002
Third Quarter	$7.59	$5.85	$0.13	September 30, 2002
Fourth Quarter	$6.35	$5.03	$0.13	December 31, 2002
Year Ended December 31, 2001:				
First Quarter	$8.22	$6.31	$0.25	March 30, 2001
Second Quarter	$9.87	$6.55	$0.25	June 29, 2001
Third Quarter	$9.85	$6.01	$0.25	September 28, 2001
Fourth Quarter	$8.72	$6.61	$0.00	N/A

On March 17, 2003, there were 786 record holders of the Company's Common Stock, including shares held in "street name" by nominees who are record holders, and approximately 20,200 beneficial owners.



Equity Inns, Inc. Corporate Information

Corporate Address
7700 Wolf River Boulevard
Germantown, Tennesssee 38138
(901) 754-7774

Auditors
PricewaterhouseCoopers LLP
Memphis, Tennessee

General Counsel
Hunton & Williams
Richmond, Virginia

Transfer Agent
Shareholders of record who wish to change the ownership or address of stock; report lost, stolen or destroyed certificates; or who have questions about their accounts should contact:

Sun Trust Bank, Atlanta
Stock Transfer Department
58 Edgewood Avenue
Atlanta, Georgia 30303
(800) 568-3476

Web Site & Internet Access
A corporate profile, financial highlights, statistical data, recent press releases, SEC filings, property locations and other information about Equity Inns, Inc. may be found on the World Wide Web at www.equityinns.com.

Equity Inns, Inc. Officers and Directors

BOARD OF DIRECTORS

Phillip H. McNeill, Sr.
Chairman of the Board and
Chief Executive Officer of Equity Inns, Inc.

Howard A. Silver
President and Chief Operating Officer of
Equity Inns, Inc.

Donald H. Dempsey
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer of Equity Inns, Inc.

William A. Deupree, Jr.[1]
Managing Director of
Morgan Keegan & Company, Inc.

Joseph W. McLeary[2]
Director of Investment Banking of
Wunderlich Securities, Inc.

Raymond E. Schultz[1,2]
Former Chairman and Chief Executive Officer of
Promus Hotel Corporation

Harry S. (Sandy) Hays[1,2]
Former President and Chief Executive Officer of
Allen & O'Hara Inc.

[1]Compensation Committee
[2]Audit Committee

EXECUTIVE OFFICERS

Phillip H. McNeill, Sr.
Chairman of the Board and Chief Executive Officer

Howard A. Silver
President and Chief Operating Officer

Donald H. Dempsey
Executive Vice President, Secretary, Treasurer
and Chief Financial Officer

Phillip H. McNeill, Jr.
Senior Executive Vice President of Development

Richard F. Mitchell
Senior Vice President, Asset Management

J. Ronald Cooper
Vice President, Controller, Assistant Secretary
and Assistant Treasurer

DESIGN FUSZION Collaborative fuszion.com | PRINTING CFG & Partners

Brand Diversity


11%
15%
41%
15%
18%

% of Revenues

- Hampton Inn
- AmeriSuites
- Residence Inn
- Homewood Suites
- Other


Hampton Inn


AmeriSuites


Marriott
Residence Inn


Homewood Suites
Hilton


Holiday Inn


Holiday Inn
Express

Geographical Diversity

U. S. map showing locations of ENN's 97 hotels


Extended Stay & All-Suite
Full Service
Limited Service

- East North Central (15.5%)
- East South Central (11.7%)
- Middle Atlantic (9.3%)
- Mountain (10.8%)
- New England (5.6%)
- Pacific Northwest (3.8%)
- South Atlantic (26.2%)
- West North Central (6.7%)
- West South Central (10.4%)

Equity Inns' hotel portfolio is geographically diversified, with properties located in 34 states nationwide, making the REIT less vulnerable to regional downturns.

EQUITY INNS, INC. HOTEL PORTFOLIO

State	City	Hotel	Telephone
AL	Birmingham (Mtn. Brook)	Hampton Inn	205-870-7822
AL	Birmingham (Riverchase)	AmeriSuites	205-988-8444
AL	Birmingham (Vestavia)	Hampton Inn	205-822-2224
AR	Little Rock	Hampton Inn	501-771-2090
AZ	Flagstaff	AmeriSuites	928-774-8042
AZ	Phoenix	Homewood Suites	602-508-0937
AZ	Scottsdale	Hampton Inn	480-941-9400
AZ	Tucson	Residence Inn	520-721-0991
CO	Colorado Springs	Hampton Inn	719-593-9700
CO	Colorado Springs	Residence Inn	719-574-0370
CO	Denver (Aurora)	Hampton Inn	303-369-8400
CT	Hartford	Homewood Suites	860-627-8463
CT	Meriden	Hampton Inn	203-235-5154
CT	Milford	Hampton Inn	203-874-4400
FL	Jacksonville	AmeriSuites	904-737-4477
FL	Jacksonville	Hampton Inn	904-777-5313
FL	Jacksonville Beach	Comfort Inn	904-241-2311
FL	Miami (Airport)	AmeriSuites	305-718-8292
FL	Miami (Kendall)	AmeriSuites	305-279-8688
FL	Orlando	Homewood Suites	407-248-2232
FL	Sarasota	Hampton Inn	941-351-7734
FL	Tampa (Airport)	AmeriSuites	813-282-1037
GA	Atlanta (Northlake)	Hampton Inn	770-493-1966
GA	Augusta	Homewood Suites	706-650-5858
GA	Columbus	Hampton Inn	706-576-5303
ID	Boise	Residence Inn	208-344-1200
IL	Chicago (Downtown)	Homewood Suites	312-644-2222
IL	Chicago (Gurnee)	Hampton Inn	847-662-1100
IL	Chicago (Naperville)	Hampton Inn	630-505-1400
IN	Indianapolis (Keystone)	AmeriSuites	317-843-0064
IN	Indianapolis	Hampton Inn	317-576-0220
KS	Kansas City (Overland Park)	AmeriSuites	913-451-2553
KS	Kansas City (Overland Park)	Hampton Inn	913-341-1551
KY	Louisville	Hampton Inn	502-491-2577
LA	Baton Rouge	AmeriSuites	225-769-4400
MD	Baltimore (Glen Burnie)	Hampton Inn	410-761-7666
MD	Baltimore (BWI Airport)	AmeriSuites	410-859-3366
MI	Ann Arbor	Hampton Inn	734-665-5000
MI	Detroit (Madison Heights)	Hampton Inn	248-585-8881
MI	Detroit (Northville)	Hampton Inn	734-462-1119
MN	Minneapolis (Eagan)	Residence Inn	651-688-0363
MN	Minneapolis (Mall of America)	AmeriSuites	952-854-0700
MO	Kansas City	Hampton Inn	816-464-5454
MO	St. Louis	Hampton Inn	314-298-7878
NC	Chapel Hill	Hampton Inn	919-968-3000
NC	Fayetteville	Hampton Inn	910-323-0011
NC	Gastonia	Hampton Inn	704-866-9090
NC	Wilkesboro	Holiday Inn Express	336-838-1800
NC	Winston-Salem	Holiday Inn	336-765-6670
NE	Omaha	Residence Inn	402-553-8898
NJ	Princeton	Residence Inn	732-329-9600
NJ	Somers Point	Residence Inn	609-927-6400
NJ	Tinton Falls	Residence Inn	732-389-8100
NM	Albuquerque	AmeriSuites	505-872-9000
NV	Las Vegas	AmeriSuites	702-369-3366
NY	Albany	Hampton Inn	518-438-2822
OH	Cincinnati (Blue Ash)	AmeriSuites	513-489-3666
OH	Cincinnati (Forest Park)	AmeriSuites	513-825-9035
OH	Cincinnati (Sharonville)	Homewood Suites	513-772-8888
OH	Cleveland	Hampton Inn	440-892-0333
OH	Columbus	AmeriSuites	614-846-4355
OH	Columbus (Dublin)	Hampton Inn	614-889-0573
OK	Oklahoma City	Residence Inn.	405-942-4500
OR	Portland	Residence Inn	503-288-1400
PA	Scranton	Hampton Inn	570-342-7002
PA	State College	Hampton Inn	814-231-1590
SC	Charleston (Airport)	Hampton Inn	843-554-7154
SC	Charleston (Mt. Pleasant)	Holiday Inn	843-884-6000
SC	Columbia	Hampton Inn	803-791-8940
TN	Chattanooga	Hampton Inn	423-855-0095
TN	Knoxville	Hampton Inn	865-983-1101
TN	Memphis (Germantown)	Homewood Suites	901-751-2500
TN	Memphis (Poplar)	Hampton Inn	901-683-8500
TN	Memphis (Sycamore View)	Hampton Inn	901-388-4881
TN	Memphis (Wolfchase)	AmeriSuites	901-371-0010
TN	Memphis (Bartlett)	Hampton Inn & Suites	901-382-2050
TN	Nashville (Briley)	Hampton Inn	615-871-0222
TN	Nashville (Cool Springs)	AmeriSuites	615-771-8900
TN	Pickwick Dam	Hampton Inn	731-689-3031
TX	Austin	Hampton Inn	512-452-3300
TX	College Station	Hampton Inn	979-846-0184
TX	Dallas (Addison)	Hampton Inn	972-991-2800
TX	Dallas (Arlington)	Comfort Inn	817-467-3535
TX	Dallas (Richardson)	Hampton Inn	972-234-5400
TX	Ft. Worth	Hampton Inn	817-560-4180
TX	Houston (Katy Fwy)	Courtyard	281-496-9090
TX	San Antonio	Hampton Inn	210-225-8500
TX	San Antonio	Homewood Suites	210-696-5400
VA	Norfolk	Hampton Inn	757-489-1000
VA	Richmond	AmeriSuites	804-747-9644
VT	Burlington	Residence Inn	802-878-2001
VT	Rutland	Comfort Inn	802-775-2200
WA	Seattle	Homewood Suites	206-281-9393
WV	Beckley	Hampton Inn	304-252-2121
WV	Bluefield	Holiday Inn	304-325-6170
WV	Morgantown	Hampton Inn	304-599-1200
WV	Oak Hill	Holiday Inn	304-465-0571


EQUITY INNS

Equity Inns, Inc.
7700 Wolf River Boulevard
Germantown, Tennesee 38138
Tel: 901-754-7774
www.equityinns.com

